      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1997



                                                      REGISTRATION NO. 333-25243

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          METRIKA SYSTEMS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                DELAWARE                                  3823                                 33-0733537
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                            ------------------------

                         5788 PACIFIC CENTER BOULEVARD
                              SAN DIEGO, CA 92121
                                 (619) 450-9649
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                          METRIKA SYSTEMS CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P. O. BOX 9046
                             WALTHAM, MA 02254-9046
                                 (617) 622-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

            SETH H. HOOGASIAN, ESQ.                        EDWIN L. MILLER, JR., ESQ.
                GENERAL COUNSEL                         TESTA, HURWITZ & THIBEAULT, LLP
          METRIKA SYSTEMS CORPORATION                           125 HIGH STREET
        C/O THERMO ELECTRON CORPORATION                   BOSTON, MASSACHUSETTS 02110
                81 WYMAN STREET                                  (617) 248-7000
       WALTHAM, MASSACHUSETTS 02254-9046
                 (617) 622-1000

                            ------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the Registration Statement has become effective.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------



                        CALCULATION OF REGISTRATION FEE




====================================================================================================
           TITLE OF EACH CLASS OF            PROPOSED MAXIMUM AGGREGATE    AMOUNT OF REGISTRATION
        SECURITIES TO BE REGISTERED              OFFERING PRICE(1)                 FEE(1)
----------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................         $51,060,000                 $15,473(2)
====================================================================================================



(1) Calculated pursuant Rule 457(o).


(2) The Registrant previously paid $11,919 of the Registration Fee on April 15, 1997.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                                  MAY 28, 1997

PROSPECTUS


2,000,000 SHARES



METRIKA SYSTEMS CORPORATION


COMMON STOCK
($.01 PAR VALUE)


All of the shares of Common Stock offered hereby are being sold by Metrika Systems Corporation ("Metrika Systems" or the "Company"), a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). Following the offering, Thermo Instrument will own approximately 63% of the outstanding shares of Common Stock of the Company (assuming no exercise of the Underwriters' over-allotment option).



Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.50 and $18.50 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the American Stock Exchange.


SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
                                             PRICE TO        UNDERWRITING           PROCEEDS TO
                                             PUBLIC          DISCOUNT               COMPANY(1)
Per Share................................    $               $                      $
Total(2).................................    $               $                      $
---------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $700,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock solely to cover over-allotments, if any. If this option is fully exercised, the total Price to Public, Underwriting Discount and Proceeds to Company before estimated
    expenses would be $        , $        and $        , respectively. See
    "Underwriting."


The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
      , 1997.

SALOMON BROTHERS INC
                    LEHMAN BROTHERS
                                       SMITH BARNEY INC.
                                                     CAZENOVE & CO.

The date of this Prospectus is           , 1997.

                 ARTWORK DESCRIPTIONS FOR INSIDE FRONT COVER

Photo 1 -- Photo of part of the Company's plastics quality control system. The photo depicts the Company's sensor hanging from a metal track suspended over a flat sheet of plastic foil to be scanned. The plastic foil is rolling under the sensor.

[CAPTION]
The Company's quality control systems for the plastics industry measure and control the thickness of the plastic film and coatings on web material. The measurements are made on-line in the process at the point of manufacture, enabling adjustments to occur immediately, thereby reducing material waste.

Photo 2 -- Photo of the Company's thickness gauge strip system on a steel mill floor. The photo shows a glowing rolled strip of metal being transported on a roller table along the mill floor. A C-frame structure containing the Company's sensors suspends the sensor over the steel strip (however, lower arm of C-frame structure is not shown because it is obstructed by roller table). Also included in the photo are various walkways, exhaust vents, industrial tools and gauges.

[CAPTION]
The Company manufactures both hot and cold thickness gauges for use in the steel industry. The hot gauges can be placed closer to the actuator than conventional cold gauges, allowing earlier adjustments, thus decreasing waste. Both systems are sold with or without the Company's automated process optimization software.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

-------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) reflects a one-for-two reverse stock split of the Common Stock declared and effected in May 1997. Investors should carefully consider the information set forth under the heading "Risk Factors."


                                  THE COMPANY


     Metrika Systems Corporation ("Metrika Systems" or the "Company") develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished materials quality control. The Company pioneered the development of process optimization systems that provide real-time, non-destructive analysis of the composition of raw materials in basic materials production processes, including coal, cement and minerals. The Company also manufactures advanced systems which are used to measure and control parameters such as material thickness, coating thickness and coating weight in web-type materials, such as metal strip, rubber and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption and minimize waste. The Company believes that the current total annual worldwide market for process optimization instruments and systems is in excess of $2 billion. The Company believes its process optimization products and systems currently address an annual market segment of approximately $500 million.



     The Company's systems make real-time, on-line, non-invasive, non-destructive, precise measurements of materials using advanced scientific measurement techniques, including gamma spectroscopy, beta particle detection, laser spectroscopy, x-ray fluorescence and ultrasound. The Company's systems incorporate proprietary intelligent sensors that have been developed for specific production processes along with ultra-high speed signal processing electronics capable of processing, in some cases, up to one million electronic impulses per second resulting from the detection of excited particles such as photons. These systems can be combined with the Company's proprietary real-time software to form integrated process optimization systems designed to fit the customer's specific application. The Company has developed a reputation for rugged and reliable sensor technology capable of operating in hostile industrial environments. The Company's products can generate significant savings to the customer as a result of reduced manufacturing costs, reduced material waste, decreased energy costs and in some cases, savings in capital investment.


     The Company's strategy is to capitalize on the large market opportunities for advanced measurement systems in the basic materials industries and to exploit its core competencies and proprietary technologies through an evolving series of optimization systems. As part of this strategy, the Company intends to expand the geographic scope of its addressed markets. In particular, the Company intends to expand the market presence of its on-line finished materials quality control products in Asia, the U.S. and Latin America by drawing on the global market expertise and existing global sales force of its on-line raw materials analyzer business. In addition, the Company intends to aggressively pursue market opportunities for its on-line raw materials analyzer products created by the rapid infrastructure development and new manufacturing capacity occurring in Asia and Latin America. Further, the Company intends to pursue opportunities to retrofit the large existing base of coal mines, coal-burning utilities and cement plants with its on-line process optimization systems. The Company also intends to target new industries such as the pharmaceutical, agrochemical, industrial chemical and glass industries and plans to make strategic acquisitions of complementary businesses.


     The Company operated as two divisions of Thermo Instrument Systems Inc. ("Thermo Instrument") until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and business of its Gamma-Metrics subsidiary and Radiometrie division ("Radiometrie") in exchange for 5,000,000 shares of the Company's common stock. Unless the context otherwise requires, references in this Prospectus to

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
the Company or Metrika Systems refer to Metrika Systems Corporation and its subsidiaries and the predecessor business which constitute the Company. The Company's on-line raw materials analyzer business is conducted by its Gamma-Metrics subsidiary based in San Diego, California, and its on-line finished materials quality control business is conducted by its Radiometrie division with operations in Erlangen, Germany and Gloucester, England. The Company's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121, and its telephone number is (619) 450-9649.

                                  THE OFFERING


Common Stock Offered by the Company..........   2,000,000 shares
Common Stock to be Outstanding after the
  Offering(1)................................   7,967,833 shares
Proposed AMEX Symbol.........................   MKA
Use of Proceeds..............................   General corporate purposes, including possible
                                                  acquisitions and research and development
                                                  funding.


---------------

(1) Does not include 312,500 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. As of May 27, 1997, options to purchase 298,000 shares of Common Stock had been granted and were outstanding under the Company's stock-based compensation plans. See "Dilution," "Capitalization," "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 2 and 9 to Consolidated Financial Statements.


-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                         PREDECESSOR(1)             THE COMPANY(1)(2)
                         --------------   -------------------------------------
                         APRIL 1, 1992                                             THREE MONTHS ENDED
                            THROUGH                    FISCAL YEAR                ---------------------
                          JANUARY 13,     -------------------------------------   MARCH 30,   MARCH 29,
                            1993(3)       1993(3)    1994      1995      1996      1996(3)     1997(3)
                         --------------   -------   -------   -------   -------   ---------   ---------
STATEMENT OF OPERATIONS
  DATA:
Revenues.................     $14,076     $19,809   $38,612   $46,032   $52,047    $11,594     $12,592
Gross Profit.............       4,518       8,397    16,455    20,265    23,520      4,779       5,556
Research and Development
  Expenses...............       1,012       1,344     2,259     2,580     3,024        679       1,007
Operating Income
  (Loss).................        (456)      1,471     3,940     6,045     7,101        962       1,173
Net Income (Loss)........        (372)        591     1,767     2,852     3,845        449         715
Earnings per Share(4)....                     .11       .34       .55       .74        .09         .12
Weighted Average
  Shares(4)..............                   5,193     5,193     5,193     5,219      5,193       5,989



                                                                            MARCH 29, 1997
                                                                         ---------------------
                                                                                       AS
                                                                         ACTUAL    ADJUSTED(5)
                                                                         -------   -----------
BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital........................................................  $10,245     $41,335
Total Assets...........................................................   66,726      97,816
Long-term Obligation...................................................    4,680       4,680
Shareholders' Investment...............................................   26,586      57,676


---------------

(1) The fiscal year ended January 1, 1994 represents the Company's results of operations from January 14, 1993, the date Gamma-Metrics (the "Predecessor") was acquired by Thermo Instrument, through January 1, 1994. In addition, the results of operations for the fiscal year ended January 1, 1994 include the results of operations from the Company's on-line finished materials quality control business, acquired October 1993. The period prior to January 14, 1993 represents the results of Gamma-Metrics prior to its acquisition by Thermo Instrument.

(2) The Company's 1993, 1994, 1995 and 1996 fiscal years set forth in this table and referred to elsewhere in this Prospectus, ended on January 1, 1994, December 31, 1994, December 30, 1995 and December 28, 1996, respectively.

(3) Derived from unaudited financial statements.


(4) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods subsequent to January 13, 1993. Weighted average shares for such periods represent 5,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company, and in fiscal 1996 the effect of shares sold through a private placement, as well as the incremental effect of the assumed issuance of the private placement shares and the assumed exercise of stock options issued within one year prior to the Company's proposed initial public offering for all periods presented. Weighted average shares for the three months ended March 29, 1997 reflects the actual issuance of the private placement shares since the private placement shares were outstanding for the entire period.



(5) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

     Dependence on Capital Spending Policies. The Company's customers include coal burning utilities, coal mines, cement manufacturers, and manufacturers of web-type materials such as steel, plastic and rubber. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business and results of operations. Further, the Company's growth is dependent in part on construction and upgrade of manufacturing plants in the basic materials industries. A recession in one or more markets could cause a slowdown or reduction in capital spending and in new plant construction. Growth of the Company's on-line finished materials quality control business has recently been adversely affected by a recession in Germany.

     Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional instruments and methods. As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process control systems are incorporated into a customer's production line, a decision to invest in these systems involves significant operating risks if the system fails or shuts down. The Company intends to expand its product base by adapting its proprietary technologies for new applications in broader industry segments including the pharmaceutical, agrochemical and industrial chemical industries. The Company believes that, to a significant extent, its growth prospects depend on the continuing acceptance by a broader group of customers and by broader industry segments of its new products and technologies. There can be no assurance that the Company will be successful in adapting its proprietary technologies for new applications, in obtaining these acceptances or, if obtained, that such acceptances will be sustained. The failure of the Company to obtain and sustain such acceptances could have a material adverse effect on the Company's business and results of operations.

     Technological Change and New Products. The market for on-line process optimization systems is characterized by changing technology, evolving industry standards and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements and to successfully serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of the on-line process optimization systems markets. Any failure to complete the enhancement and development of these products or the failure of the Company's current or future products to satisfy market needs could have a material adverse effect on the Company's business and results of operation.

     Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines.

Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the need for regulatory approvals, including antitrust approvals, and the high valuations of businesses resulting from historically high stock prices in many countries. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.


     International Operations and International Sales. In 1994, 1995, 1996 and the three months ended March 29, 1997, sales originating outside the U.S. accounted for 59%, 58%, 56% and 45%, respectively, of the Company's total revenues. In addition, in 1994, 1995, 1996 and the three months ended March 29, 1997, U.S. export sales accounted for 24%, 23%, 26% and 39%, respectively, of the Company's total revenues. The Company anticipates that sales outside the U.S. and U.S. export sales will continue to account for a significant percentage of the Company's total revenues. The Company intends to continue to expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; the protection of intellectual property in foreign countries may be more difficult to enforce; and fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency. In 1996, effects of currency translation, due to a stronger U.S. dollar, decreased revenues by $0.9 million. Further, a significant portion of the Company's business is conducted in foreign countries, particularly Germany. Foreign operations are also subject to certain risks such as general economic conditions in the countries in which the Company operates, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and overlap of different tax structures. Tax rates in certain foreign countries exceed that of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.


     Competition. The Company encounters intense competition in the sale of its on-line finished materials quality control products. The Company believes that the principal competitive factors affecting the market for on-line process optimization systems include quality and reliability, accuracy, price, customer service and support, ease of use, distribution channels, technical features and compatibility with customers' manufacturing processes. Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.

     Proprietary Rights. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has 11 U.S. patents which have expiration dates ranging from 1998 through 2012. The Company also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

     Dependence on Sole-source Suppliers. Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipment or in the introduction of new products. Any such delays could have a material adverse effect on the Company's business or results of operations.

     Government Regulations and Approvals. The market for certain of the Company's products, both in the U.S. and abroad, is subject to or influenced by various domestic and foreign clean air and consumer protection laws. The Company designs, develops and markets its products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products.

     Potential Fluctuations in Quarterly Performance. Many of the Company's products are large systems that may require significant capital expenditures. Consequently, the timing of sales of these systems could affect the Company's quarterly earnings. Further, the Company's quarterly operating results may also vary significantly depending on a number of other factors, including the size, timing and shipment of individual orders, changes in pricing by the Company or its competitors, discount levels, seasonality of revenue, foreign currency exchange rates, the mix of products sold, the timing of the announcement, introduction and delivery of new product enhancements by the Company and its competitors and general economic conditions. Generally, the Company recognizes product revenues upon shipment of its products. Revenues on substantially all contracts are recognized using the percentage-of-completion method. Typically, the Company experiences higher revenues in the second half of each year due to seasonality experienced by its on-line finished materials quality control business primarily because customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New Year. Because certain operating expenses of the Company are based on anticipated capacity levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operation.


     Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company has not obtained and does not intend to obtain key-man life insurance policies for any key employee. The

Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. The failure to hire and retain such personnel could materially adversely affect the Company's business and results of operations.


     Shares Eligible for Sale After this Offering. At the conclusion of the 120-day period following the closing of this offering, the Company will file a registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of 967,833 shares of Common Stock held by existing investors other than Thermo Instrument. The 5,000,000 shares of Common Stock owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act commencing in November 1997. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by Thermo Instrument. Thermo Instrument and the Company have agreed not to sell any shares of Common Stock for a 180-day period after the date of this Prospectus, other than (i) shares of Common Stock to be sold to the Underwriters in this offering,
(ii) the grant of options to purchase shares of Common Stock pursuant to existing stock-based compensation plans, and (iii) shares of Common Stock issuable upon conversion of securities outstanding on the date of this Prospectus.


     Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Relationship with Thermo Electron and Thermo Instrument," "Shares Eligible for Future Sale" and "Underwriting."

     Immediate and Substantial Dilution. Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. Additional dilution is likely to occur upon the exercise of outstanding stock options. See "Dilution."

     No Public Market; Potential Volatility of Stock Price. Prior to this offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial offering price.

     Potential Conflict of Interest. For financial reporting purposes the Company's financial results are included in the consolidated financial statements of Thermo Instrument and Thermo Electron. The members of the Board of Directors of the Company who are also affiliated with Thermo Electron or Thermo Instrument will consider both the short-term and the long-term impact of operating decisions on the Company as well as the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. The interest of Thermo Electron and Thermo Instrument on the one hand and the Company on the other hand may differ. The Company is an indirect subsidiary of Thermo Electron and is a party to various agreements with Thermo Electron. These agreements may limit the Company's operating flexibility. See "Relationship with Thermo Electron and Thermo Instrument."


     Lack of Voting Control. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which will own 63% of the voting stock of the Company after this offering, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Thermo Electron and Thermo Instrument" and "Security Ownership of Certain Beneficial Owners and Management."

     Lack of Dividends. The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                  THE COMPANY


     The Company operated as two divisions of Thermo Instrument Systems Inc. ("Thermo Instrument") until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and businesses of its Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. As of May 27, 1997, Thermo Instrument beneficially owned approximately 84% of the Company's outstanding Common Stock. Unless the context otherwise requires, references in this Prospectus to the Company or Metrika Systems refer to Metrika Systems Corporation and its subsidiaries and the predecessor business which constitute the Company. The Company's on-line raw materials analyzer business is conducted by its Gamma-Metrics subsidiary based in San Diego, California, and its on-line finished materials quality control business is conducted by its Radiometrie division with operations in Erlangen, Germany and Gloucester, England. The Company's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121, and its telephone number is (619) 450-9649.


                                USE OF PROCEEDS


     The net proceeds to be received by the Company from this offering are estimated to be $31,090,000 ($35,858,500 if the Underwriters' over-allotment option is exercised in full) assuming an initial offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The principal purposes of this offering are to increase the Company's equity capital, to create a public market for the Common Stock and to facilitate future access by the Company to public equity markets. The Company intends to use the net proceeds from this offering for general corporate purposes, including the possible acquisition of one or more businesses, and to fund research and development with respect to new products. The Company, however, has no specific agreements or commitments with respect to any acquisitions that would be material to the Company. Pending these uses, the Company expects to invest the net proceeds from this offering primarily in investment grade interest bearing or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron in which the Company would in effect lend excess cash to Thermo Electron, on a collaterized basis at market interest rates. See "Relationship with Thermo Electron and Thermo Instrument -- Miscellaneous".


                                DIVIDEND POLICY

     The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 29, 1997, and as adjusted to give effect to the sale of the shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.



                                                                           MARCH 29, 1997
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                        (IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
Notes Payable and Current Maturities of Long-term Obligation.........  $15,451       $15,451
                                                                       =======       =======

Long-term Obligation.................................................  $ 4,680       $ 4,680
                                                                       -------       -------
Shareholders' Investment:
  Common stock, $.01 par value, 25,000,000 shares authorized;
     5,967,833 shares issued and outstanding and 7,967,833 shares
     as adjusted (1).................................................       60            80
  Capital in excess of par value.....................................   26,050        57,120
  Retained earnings..................................................    1,013         1,013
  Cumulative translation adjustment..................................     (537)         (537)
                                                                       -------       -------
          Total Shareholders' Investment.............................   26,586        57,676
                                                                       -------       -------
          Total Capitalization (Long-term Obligation and
            Shareholders' Investment)................................  $31,266       $62,356
                                                                       =======       =======


---------------

(1) Does not include 312,500 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. As of May 27, 1997, options to purchase 298,000 shares of Common Stock had been granted and were outstanding under the Company's stock-based compensation plans. See "Dilution," "Management -- Compensation of Directors" and "-- Compensation of Executive Officers" and Notes 2 and 9 of Notes to Consolidated Financial Statements.

                                    DILUTION


     As of March 29, 1997, the Company had a net tangible book value of $12,393,000, or $2.08 per share. Net tangible book value per share is determined by dividing net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby (after deducting the estimated underwriting discounts and commissions and offering expenses), the pro forma net tangible book value of the Company as of March 29, 1997 would have been $43,483,000, or $5.46 per share. This represents an immediate increase in net tangible book value of $3.38 per share to the existing shareholders and an immediate dilution in net tangible book value of $11.54 per share to investors purchasing Common Stock in this offering. See "Risk Factors -- Immediate and Substantial Dilution." The following table illustrates this per share dilution:



Assumed price to public.................................................               $17.00
                                                                                       ------
  Net tangible book value per share as of March 29, 1997, before this
     offering...........................................................    $2.08
  Increase per share attributable to this offering......................     3.38
                                                                            -----
Pro forma net tangible book value per share as of March 29, 1997, after
  this offering(1)(2)...................................................                 5.46
                                                                                       ------
Dilution per share to new investors(1)(2)...............................               $11.54
                                                                                       =======


---------------

(1) If the Underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after this offering would be $5.84, resulting in an immediate dilution of $11.16 per share to investors purchasing shares in this offering. See "Underwriting."



(2) If all options outstanding at May 27, 1997 to purchase an aggregate of 298,000 shares of Common Stock at $15.00 per share were exercised in full, in addition to the Underwriters' exercise of the over-allotment option, the net tangible book value per share after this offering would be $6.15, resulting in an immediate dilution of $10.85 per share to investors purchasing shares in this offering.



     The following table sets forth as of March 29, 1997 the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and by investors purchasing shares of Common Stock in this offering:



                                       SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                     ---------------------     -----------------------     PRICE PER
                                      NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                     ---------     -------     -----------     -------     ---------
Thermo Instrument(1)...............  5,000,000       62.8%     $12,582,000       20.6%      $  2.52
Other existing investors(2)........    967,833       12.1       14,518,000       23.8         15.00
New investors......................  2,000,000       25.1       34,000,000       55.6         17.00
                                     ---------      -----      -----------      -----
          Total....................  7,967,833      100.0%     $61,100,000      100.0%
                                     =========      =====      ===========      =====


---------------

(1) Represents the book value of net assets transferred or contributed by Thermo Instrument to the Company in exchange for 5,000,000 shares of the Company's Common Stock.


(2) Represents the price paid for shares of Common Stock purchased for cash.

                           SELECTED FINANCIAL INFORMATION


     The selected financial information below for the fiscal year ended December 31, 1994 and as of and for the fiscal years ended December 30, 1995 and December 28, 1996 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of and for the fiscal year ended January 1, 1994 and the period from April 1, 1992 through January 13, 1993, and as of and for the three-month periods ended March 30, 1996 and March 29, 1997, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the three months ended March 29, 1997 are not necessarily indicative of results for the entire year.



                                  PREDECESSOR(1)              THE COMPANY(1)
                                  --------------   -------------------------------------
                                  APRIL 1, 1992                 FISCAL YEAR                 THREE MONTHS ENDED
                                     THROUGH       -------------------------------------   ---------------------
                                   JANUARY 13,                                             MARCH 30,   MARCH 29,
                                       1993         1993      1994      1995      1996       1996        1997
                                  --------------   -------   -------   -------   -------   ---------   ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.........................     $14,076      $19,809   $38,612   $46,032   $52,047    $11,594     $12,592
                                      -------      -------   -------   -------   -------    -------     -------
Costs and Operating Expenses:
    Cost of revenues.............       9,558       11,412    22,157    25,767    28,527      6,815       7,036
    Selling, general and
      administrative expenses....       3,962        5,582    10,256    11,640    13,395      3,138       3,376
    Research and development
      expenses...................       1,012        1,344     2,259     2,580     3,024        679       1,007
                                      -------      -------   -------   -------   -------    -------     -------
                                       14,532       18,338    34,672    39,987    44,946     10,632      11,419
                                      -------      -------   -------   -------   -------    -------     -------
Operating Income (Loss)..........        (456)       1,471     3,940     6,045     7,101        962       1,173
Interest Expense.................         (36)        (274)     (718)   (1,146)     (796)      (216)       (201)
Interest Income..................        --             36        34        21       101          1         220
                                      -------      -------   -------   -------   -------    -------     -------
Income (Loss) Before Income
  Taxes..........................        (492)       1,233     3,256     4,920     6,406        747       1,192
Provision for (Benefit from)
  Income Taxes...................        (120)         642     1,489     2,068     2,561        298         477
                                      -------      -------   -------   -------   -------    -------     -------
Net Income (Loss)................     $  (372)     $   591   $ 1,767   $ 2,852   $ 3,845    $   449     $   715
                                      =======      =======   =======   =======   =======    =======     =======
Earnings per Share(2)............                  $   .11   $   .34   $   .55   $   .74    $   .09     $   .12
                                                   =======   =======   =======   =======    =======     =======
Weighted Average Shares(2).......                    5,193     5,193     5,193     5,219      5,193       5,989
                                                   =======   =======   =======   =======    =======     =======
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working Capital..................     $ 7,688      $(7,084)  $(4,665)  $(8,070)  $ 8,705    $(7,824)    $10,245
Total Assets.....................      15,109       46,184    49,261    53,974    66,766     49,520      66,726
Long-term Obligation.............       1,816           --     6,780     6,470     5,223      6,136       4,680
Shareholders' Investment.........       9,373       19,113    14,095     9,382    24,861      9,377      26,586


---------------

(1) The fiscal year ended January 1, 1994 represents the Company's results of operations from January 14, 1993, the date Gamma-Metrics (the "Predecessor") was acquired by Thermo Instrument, through January 1, 1994. In addition, the results of operations for the fiscal year ended January 1, 1994 include the results of operations from the Company's on-line finished materials quality control business, acquired October 1993. The period prior to January 14, 1993 represents the results of Gamma-Metrics prior to its acquisition by Thermo Instrument.



(2) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods subsequent to January 13, 1993. Weighted average shares for such periods represent 5,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company, and in fiscal 1996 the effect of shares sold through a private placement, as well as the incremental effect of the assumed issuance of the private placement shares and the assumed exercise of stock options issued within one year prior to the Company's proposed initial public offering for all periods presented. Weighted average shares for the three months ended March 29, 1997 reflects the actual issuance of the private placement shares since the private placement shares were outstanding for the entire period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished quality control. The Company pioneered the development of process optimization systems that provide real-time, non-destructive analysis of the composition of raw materials in basic materials production processes, including coal, cement and minerals. The Company also manufactures advanced systems which are used to measure and control parameters such as material thickness, coating thickness and coating weight in web-type materials, such as metal strip, rubber and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption and minimize waste.


     The Company intends to supplement its internal growth with strategic acquisitions of complementary businesses. There can be no assurance that such businesses will be available at prices attractive to the Company. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. ("Autometrics"), a manufacturer and marketer of on-line analysis instruments for the minerals processing industry.


     A significant portion of the Company's sales are for large systems, the timing of which can lead to variability in the Company's quarterly revenues and income. In addition, in 1996 approximately 56% of the Company's revenues originated outside the U.S. and approximately 26% of the Company's revenues were exports from the U.S. Revenues originating outside the U.S. represent revenues of the Company's on-line finished materials quality control business. The operations of the on-line finished materials quality control business are located in Germany, the United Kingdom and France, which principally sell in their local currencies. Exports from the Company's U.S. operation are denominated in U.S. dollars. The Company generally seeks to charge its customers in the same currency as its operating costs. However, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Since the operations of the on-line finished materials quality control business are conducted in Europe, principally Germany, the Company's operating results could be adversely affected by capital spending and economic conditions in Europe. The Company's operating results have been adversely affected by a recession in Germany. The Company's strategy is to expand its on-line finished materials quality control business in the U.S. and Asian markets, which in turn may reduce the Company's exposure to European market conditions.

QUARTERLY RESULTS



     The following table sets forth certain unaudited quarterly financial information for each of the four quarters in the period ended December 28, 1996 and for the quarter ended March 29, 1997. The Company believes that this information has been presented on the same basis as the audited financial statements appearing elsewhere in this Prospectus and, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements of the Company and related notes thereto included elsewhere in the Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.



                                                            THREE MONTHS ENDED
                                          -------------------------------------------------------
                                          MARCH 30,   JUNE 29,   SEPT. 28,   DEC. 28,   MARCH 29,
                                            1996       1996        1996        1996       1997
                                          ---------   -------    ---------   --------   ---------
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues...............................    $11,594     $12,589    $13,584    $14,280     $12,592
Cost of Revenues.......................      6,815       7,125      7,382      7,205       7,036
                                           -------     -------    -------    -------     -------
Gross Profit...........................      4,779       5,464      6,202      7,075       5,556
Operating Expenses.....................      3,817       3,972      4,019      4,611       4,383
                                           -------     -------    -------    -------     -------
Operating Income.......................        962       1,492      2,183      2,464       1,173
Net Income.............................        449         830      1,146      1,420         715
Earnings per Share.....................        .09         .16        .22        .27         .12
Weighted Average Shares................      5,193       5,193      5,193      5,298       5,989
Gross Profit Margin....................        41%         43%        46%        50%         44%
Operating Income Margin................         8%         12%        16%        17%          9%
Net Income Margin......................         4%          7%         8%        10%          6%



     Revenues increased from $11.6 million in the first quarter of 1996 to $14.3 million in the fourth quarter of 1996, principally due to sales growth at the on-line raw materials analyzer business, resulting from increased sales in international markets. Revenues decreased to $12.6 million in the first quarter of 1997 from $14.3 million the fourth quarter of 1996, principally due to a $2.1 million decrease in sales at the on-line finished materials quality control business, resulting primarily from a decrease in demand at the German operations of this business. Improvement in the gross profit margin from 41% in the first quarter of 1996 to 43% in the second quarter of 1996 reflects improvement at the on-line finished materials quality control business due to higher costs incurred in the first quarter of 1996 related to the introduction of new products, offset in part by a decrease in gross profit margin at the on-line raw materials analyzer business primarily due to shipments of older, lower-margin products. The increase in gross profit margin from 46% in the third quarter of 1996 to 50% in the fourth quarter of 1996 reflects margin improvement at the on-line raw materials analyzer business principally due to manufacturing efficiencies as a result of an increase in volume, and margin improvement at the on-line finished materials quality control business primarily due to a reduction in manufacturing costs relating to new products. The decrease in the gross profit margin from the fourth quarter of 1996 to the first quarter of 1997 was primarily due to a decrease at the on-line finished materials quality control business, resulting primarily from a decrease in volume.


RESULTS OF OPERATIONS


  Three Months Ended March 29, 1997 Compared With Three Months Ended March 30, 1996



     Revenues increased 9% to $12.6 million in the three months ended March 29, 1997 from $11.6 million in the three months ended March 30, 1996, reflecting an increase of $2.3 million at the on-line raw materials analyzer business primarily due to increased sales in international markets and the inclusion of $0.7 million in revenues from Autometrics, acquired December 31, 1996. These increases were offset in part by a $1.1 million decrease in revenues at the on-line finished materials quality control business due to a decrease in demand at the German operations of this business. Revenues decreased $0.2 million due to the unfavorable effects of currency translation due to the strengthening of the U.S. dollar. The future sales growth of the Company will depend in part upon increasing industry acceptance of its on-line raw materials analyzers, as well as the Company's ability to further penetrate the U.S. and Asian markets for its on-line finished materials quality control systems.



     The gross profit margin increased to 44% in the three months ended March 29, 1997 from 41% in the three months ended March 30, 1996. The gross profit margin at the on-line finished goods quality control business improved to 39% in the three months ended March 29, 1997 from 34% in the three months ended March 30, 1996 due to higher costs incurred in the 1996 period related to the introduction of new products, and an increase in higher-margin sales resulting from the introduction of such new products. These improvements were offset in part by a decrease in gross profit margin at the on-line raw materials business from 52% in the three months ended March 30, 1996 to 48% in the three months ended March 29, 1997 resulting principally from the inclusion of lower-margin revenues at Autometrics.



     Selling, general and administrative expenses as a percentage of revenues were 27% in the three months ended March 29, 1997 and March 30, 1996. Research and development expenses increased to $1.0 million in the three months ended March 29, 1997 from $0.7 million in the three months ended March 30, 1996, primarily due to an increase in product development expenses at the on-line raw materials analyzer business.



     Interest income increased $0.2 million in the three months ended March 29, 1997 primarily due to interest earned on the invested net proceeds from the Company's December 1996 private placement.



     The effective tax rate was 40% in the three months ended March 29, 1997 and March 30, 1996. The rate exceeds the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of costs in excess of net assets of acquired companies and foreign tax rate and tax law differences.


  1996 Compared With 1995


     Revenues increased 13% to $52.0 million in 1996 from $46.0 million in 1995, reflecting sales growth at both the on-line raw materials analyzer and finished materials quality control businesses. Revenues increased $3.4 million at the on-line raw materials analyzer business primarily due to growing acceptance of its product line in international markets, and $3.5 million at the on-line finished materials quality control business largely due to the introduction of its quality control product line in Asia. Revenues decreased $0.9 million due to the unfavorable effect of currency translation due to the strengthening of the U.S. dollar.



     The gross profit margin increased to 45% in 1996 from 44% in 1995. The gross profit margin at the on-line raw materials analyzer business improved to 51% in 1996 from 44% in 1995 primarily due to product redesign and increased sales of products which have lower manufacturing costs. The improvement was offset in part by a decrease in the gross profit margin at the on-line finished materials quality control business to 41% in 1996 from 44% in 1995, resulting principally from additional costs associated with the continued introduction of new products in the German operations of this business.



     Selling, general and administrative expenses as a percentage of revenues increased to 26% in 1996 from 25% in 1995, primarily due to increased marketing efforts in international markets resulting in an increase in staffing and higher travel expenses at the Company's on-line finished materials quality control operations in Germany. Research and development expenses increased to $3.0 million in 1996 from $2.6 million in 1995, principally due to an increase in product development expenses at the on-line finished materials quality control business in Germany.


     Interest expense decreased to $0.8 million in 1996 from $1.1 million in 1995 due to a decrease in short-term borrowings at the on-line finished materials quality control business, as well as a decline in interest rates. Interest income increased $0.1 million in 1996 primarily due to higher average invested balances of the Company's foreign operations, as well as interest earned on the invested net proceeds from the Company's December 1996 private placement.

     The effective tax rate was 40% in 1996 and 42% in 1995. These rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of costs in excess of net assets of acquired companies and foreign tax rate and tax law differences. The effective tax rate decreased in 1996 primarily due to proportionately less income before provision for income taxes from Germany, which is taxed at a higher rate.

  1995 Compared With 1994


     Revenues increased 19% to $46.0 million in 1995 from $38.6 million in 1994, primarily due to a $3.5 million increase in sales at the on-line raw materials analyzer business resulting from the introduction of the cross-belt analyzer product line, as well as a $1.8 million increase in sales at the on-line finished materials quality control business. Revenues increased $2.1 million due to the favorable effects of currency translation due to the weakening of the U.S. dollar.



     The gross profit margin increased to 44% in 1995 from 43% in 1994, principally due to an improvement in the gross profit margin at the on-line raw materials analyzer business to 44% in 1995 from 40% in 1994 resulting from product redesign and an increase in sales of products which have lower manufacturing costs. The gross profit margin at the on-line finished materials quality control business was unchanged at 44% in 1995 and 1994. Improvement in the gross profit margin at the Company's operations in the United Kingdom and France was offset by a decrease in gross profit margin at the German operations resulting principally from additional costs associated with the introduction of new products.



     Selling, general and administrative expenses as a percentage of revenues decreased to 25% in 1995 from 27% in 1994 largely due to an increase in revenues. Research and development expenses increased to $2.6 million in 1995 from $2.3 million in 1994, primarily due to an increase in product development expenses at the German division of the on-line finished materials quality control business.


     Interest expense increased to $1.1 million in 1995 from $0.7 million in 1994, primarily due to an increase in short-term borrowings at the on-line finished materials quality control business.

     The effective tax rate was 42% in 1995 and 46% in 1994. These rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes, nondeductible amortization of costs in excess of net assets of acquired companies and foreign tax rate and tax law differences. The effective tax rate decreased in 1995 primarily due to proportionately less income before provision for income taxes from Germany, which is taxed at a higher rate, and increased benefits from a foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES


     Consolidated working capital was $10.2 million at March 29, 1997, compared with $8.7 million at December 28, 1996. Included in working capital are cash and cash equivalents of $17.4 million at March 29, 1997, compared with $20.2 million at December 28, 1996. Additionally, included in working capital are short-term borrowings and advances to or from parent company and affiliated companies of $15.3 million at March 29, 1997 and $18.9 million at December 28, 1996 (see Notes 5 and 6 to Consolidated Financial Statements).



     During the three months ended March 29, 1997, $0.8 million was provided by operating activities. Cash provided by the Company's operating results was reduced primarily by a $2.4 million increase in inventories and unbilled contract costs and fees, which was offset in part by a $1.3 million increase in accounts payable. The increase in inventories and unbilled contract costs and fees occurred principally at the on-line finished materials quality control business, and resulted primarily from the timing of billing on percentage-of-completion contracts.

     During the three months ended March 29, 1997, the Company expended $1.4 million for investing activities. On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of Autometrics for $1.3 million in cash (see Note 9 to Consolidated Financial Statements).



     The Company's financing activities used $2.5 million of cash in the three months ended March 29, 1997. During the three months ended March 29, 1997, the Company increased its short-term borrowings by $4.6 million and repaid $0.2 million of its long-term obligation. A decrease in due to parent company and affiliated companies used $6.9 million in cash during the three months ended March 29, 1997 (see Note 5 to Consolidated Financial Statements).



     The Company plans to make capital expenditures of approximately $0.7 million in the remainder of 1997. Although the Company expects positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, including the net proceeds from the sale of shares of Common Stock offered hereby, additional debt or equity financing and/or short-term borrowings from Thermo Instrument or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available, on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

                                    BUSINESS


     The Company develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished materials quality control. The Company pioneered the development of process optimization systems that provide real-time, non-destructive analysis of the composition of raw materials in basic materials production processes, including coal, cement and minerals. The Company also manufactures advanced systems which are used to measure and control parameters such as material thickness, coating thickness and coating weight in web-type materials, such as metal strip, rubber and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption and minimize waste.


     Global competition is driving participants in the basic materials industries to increase quality and reduce production costs. The optimization of industrial production processes requires the collection and analysis of data for both the composition of the materials used in the process as well as for measuring the variance of the output from composition targets. Manufacturers traditionally have used off-line sampling techniques and laboratory instruments to obtain this data. The delays associated with these techniques do not permit real-time adjustments to the manufacturing process. In order to provide real-time process and quality control, measurement systems must be integrated into the customer's production line and must rapidly measure, on a continuous basis, the stream of the materials used or product produced, rather than a sample. The systems must also generate precise and reliable measurements of the materials using non-invasive and non-destructive measuring techniques. Finally, the systems must rapidly analyze the measurement data and, using this data, adjust automatically the manufacturing process in real-time, and often under harsh industrial conditions.


     The Company's systems make real-time, on-line, non-invasive, non-destructive, precise measurements of materials using advanced scientific measurement techniques, including gamma spectroscopy, beta particle detection, laser spectroscopy, x-ray fluorescence and ultrasound. The Company's systems incorporate proprietary intelligent sensors that have been developed for specific production processes along with ultra-high speed signal processing electronics capable of processing, in some cases, up to one million electronic impulses per second resulting from the detection of excited particles such as photons. These systems can be combined with the Company's proprietary real-time software to form integrated process optimization systems designed to fit the customer's specific application. The Company has developed a reputation for rugged and reliable sensor technology capable of operating in hostile industrial environments. The Company's products can generate significant savings to the customer as a result of reduced manufacturing costs, reduced material waste, decreased energy costs and in some cases, savings in capital investment. In many cases a customer can recoup its investment in one of the Company's systems within six to eighteen months.



     The advent of rugged high-speed analytical measurement instrumentation has only recently allowed for the development of on-line industrial process optimization. The markets for the Company's systems, therefore, consist primarily of the existing industrial facility base which may be retrofitted or upgraded to incorporate on-line analysis, as well as new industrial facilities which are expected to be built in the future. For example, the Company believes only 4% of existing coal mines and coal burning utilities and 7% of existing cement plants have adopted this technology. Further, the Company estimates that there are several thousand web-type material production lines, many of which the Company believes have obsolete measurement and control systems, which could be upgraded by incorporating the Company's on-line finished materials quality control systems. The Company believes that the current total annual worldwide market for process optimization instruments and systems is in excess of $2 billion. The Company believes its process optimization products and systems currently address an approximately $500 million annual market segment.


     The Company's strategy is to capitalize on the large market opportunities for advanced measurement systems in the basic materials industries and to exploit its core competencies and proprietary technologies through an evolving series of optimization systems. As part of this strategy, the Company intends to expand the geographic scope of its addressed markets. In particular, the Company intends to expand the market presence of its on-line finished materials quality control products in Asia, the U.S. and Latin America by drawing on the global market expertise and existing global sales force of its on-line raw materials analyzer business. In addition, the Company intends to aggressively pursue market opportunities for its on-line raw materials analyzer products created by the rapid infrastructure development and new manufacturing capacity occurring in Asia and Latin America. Further, the Company intends to pursue opportunities to retrofit the large existing base of coal mines, coal-burning utilities and cement plants with its on-line process optimization systems. The Company also intends to target new industries such as the pharmaceutical, agrochemical, industrial chemical and glass industries. For example, the Company is developing a laser-based spectroscopy system to be used on-line to analyze the complex molecular structures of chemicals, which the Company believes can be adapted for use in the pharmaceutical industry. The Company also plans to make strategic acquisitions of complementary businesses. On December 31, 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries, Inc. Autometrics designs, manufactures and markets on-line analysis instruments for the minerals processing industry.



     In January 1993, Thermo Instrument acquired Gamma-Metrics, a manufacturer and marketer of on-line raw materials analyzers and in October 1993, Thermo Instrument acquired all of the assets, subject to certain liabilities, of Radiometrie, a manufacturer and marketer of on-line finished materials quality control systems. Gamma-Metrics and Radiometrie operated as two divisions of Thermo Instrument until the Company's incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and businesses of the Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. In December 1996, the Company acquired the Autometrics business. The Company's on-line raw materials analyzer business is conducted by its Gamma-Metrics subsidiary based in San Diego, California, and its on-line finished materials quality control business is conducted by its Radiometrie division with operations in Erlangen, Germany and Gloucester, England. The Company's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121, and its telephone number is (619) 450-9649.


     On-line Raw Materials Analyzer Business

     The Company manufactures on-line process optimization systems which non-invasively measure and analyze the physical and chemical properties of a stream of bulk solid materials in real-time. The systems are primarily used to analyze the composition of raw materials used in certain basic industries, such as coal, cement and minerals. The analysis technique used in the Company's process optimization systems involves neutron interrogation. Under neutron interrogation each element, when activated by neutrons, emits gamma rays of unique characteristics which allow identification and quantification of the elements present. Neutron interrogation has a major advantage over other on-line measuring technologies such as x-rays because neutrons can deeply penetrate the materials being analyzed. As a result, neutron interrogation allows the entire stream of the material to be analyzed and eliminates the need for sampling. In addition, it provides a more accurate analysis of the materials, especially non-homogeneous materials, and can be used to analyze an extremely broad range of materials. The systems contain proprietary sensors that detect gamma rays emitted from the material being analyzed, which is activated by the neutron source within the analyzer, yielding a composite gamma ray spectrum of the material analyzed. Through on-line high speed spectroscopy, this spectrum is then decomposed into its constituent parts by using microprocessors and sophisticated real-time analytical software. The analyzer can then translate this data into the elemental composition of the raw materials and can also use the information to infer certain quality control parameters specific to the process.

                   RAW MATERIALS PROCESS OPTIMIZATION SYSTEM


                                  [DIAGRAM]

[This diagram depicts the Company's raw materials process optimization system incorporated into a cement manufacturer's production line. The diagram contains a series of boxes from the left margin to the center of the page depicting containers, each of which holds high lime, low lime, shale or pyrite. Arrows from each of the containers depict the release of these materials onto a conveyer belt which enters a box entitled "Crossbelt Analyzer." An arrow from the Crossbelt Analyzer to a box entitled "Raw Mill" depicts the flow of the cement on the conveyer belt. Another arrow from the Crossbelt Analyzer to a box entitled "Process Optimization Computer" depicts the flow of information which is generated by the Crossbelt Analyzer and an arrow from the Process Optimization Computer to the four containers of materials described above depicts the flow of information from the computer to these containers to regulate the amount of materials released onto the conveyer belt.]

     The Company has developed extensive proprietary know-how and expertise regarding the measuring capabilities of various on-line sensor technologies based on the material being analyzed and the ultimate use of the material. The Company draws on this expertise to modify and adapt its technology to maximize the efficiency and performance of its sensors in each application. The Company's systems also employ ultra-high speed microprocessors and electronic signaling devices which enable the technology to be used on-line and in real-time. The Company has developed proprietary high speed sophisticated software which rapidly processes the collected data and compares it to input target parameters. In this way, a control signal can be generated which is then used to modify process variables to guide the process to the target parameters. In order to provide real-time analysis, the Company's systems must be integrated with the customer's production process, thus subjecting them to hostile conditions. In response, the Company has designed its systems to be extremely rugged, durable and accurate despite these demanding conditions.

     Continuous on-line full-stream materials analysis provides faster and more accurate analysis information than is possible with any conventional analysis system. Traditional methods require numerous samples to be taken mechanically from the materials at various stages of the production process, followed by labor intensive sample preparation and laboratory analysis. Conventional analysis techniques lag the production process and cannot be used effectively for process control. In contrast, on-line, real-time analysis of the materials, when coupled with the Company's software products, provides the customer with immediate data regarding material composition and allows customers to automatically and continuously adjust their manufacturing processes.

     The Company's systems can reduce operating costs through a decrease in raw material waste and energy use. The continuous monitoring and adjustment of the manufacturing process enable the customer to use its raw materials more efficiently. Product quality and consistency are also improved with use of the Company's systems. For example, one typical application enables customers in the cement industry to regulate closely the raw mix proportions of cement materials to produce a more consistent product. Customers building new facilities can save on capital outlay by reducing their investment in homogenizing stacker/reclaimers and homogenizing silos, the traditional methods of homogenizing raw materials. The Company's systems also reduce pollution, optimize recycling and reduce material waste.

     The Company currently markets the following family of products based on its neutron interrogation technology.

     On-line Coal Analyzer. The Company's on-line coal analyzer analyzes streams of coal at a rate of up to four hundred tons per hour. The analyzer uses neutron interrogation to determine the sulfur and ash concentration of the coal on a continuous basis, and can also simultaneously compute the calorific value of the coal, among other quality parameters. Customers can use the data to blend or sort the coal depending on its quality. The Company has developed proprietary high speed software that can be incorporated into the system to enable the customer to automatically adjust and control the coal blending and sorting process on-line.

     Coal analyzers are currently used by coal mines and coal-burning utilities. Increased competition in the coal industry has forced coal producers to reduce costs while meeting increasingly stringent quality specifications. Coal mines can use the coal analyzer to improve profitability by blending coals of different quality to meet specific contract requirements or environmental regulatory standards, by sorting out low sulfur coal which can be sold for a premium or by controlling the specific gravity of separation in a coal cleaning plant to ensure that quality specifications are met without over-cleaning. In addition to ensuring more consistent quality, on-line coal analysis improves recovery or yield from the mine, thus extending the life of a mine by reducing the risk of premature exhaustion of low sulfur reserves that are required to balance high sulfur reserves. Utility market deregulation and privatization, coupled with environmental emission standards, has forced coal-burning utilities to reduce costs while satisfying environmental emissions regulations. Coal-burning utilities benefit from using on-line coal analyzers by enabling the utility to accurately and rapidly test the coal to verify that the specification of coal received under contract meets its specifications; to burn a more cost-effective blend of high and low sulfur coal without violating environmental emissions standards; to avoid investment in costly scrubbers; to generate emission credits by controlling emissions; to improve boiler performance by burning consistent quality coal; and to provide data verification of continuous emission monitors.


     Fifty-five percent of electricity production today in the U.S. is derived from coal, and coal is the primary source of electricity in the rest of the world. Further, it is estimated that approximately 45 new coal mines and coal-burning utilities will be built each year for the next several years. In China alone it is estimated that 139 coal-fired utility plants will be built between 1995 and 2005. The price of an on-line coal analyzer system ranges from $300,000 to $500,000.


     CrossBelt Analyzer. The Company's CrossBelt Analyzer ("CBA") is used primarily by the cement industry to analyze the composition of cement raw materials. The CBA is essentially a horizontal tunnel that is easily assembled around the customer's conveyor belt. The CBA analyzes materials traveling on a conveyor belt at speeds of up to 600 feet (200 meters) per minute and with material flow rates in excess of 1,000 tons per hour. The CBA generates data which provides the elemental composition of the entire stream of materials and can also use the information to infer certain quality control parameters, such as lime saturation factor and silica ratio. The CBA can incorporate high speed proprietary software which allows the customer to automatically control production processes.


     Cement producers purchase the CBA to improve the economics of the plant by reducing operating costs through the reduction in material waste and fuel costs. The CBA is incorporated on-line into the customer's production process, which enables the customer to control the mix of raw materials at the beginning of the production line or to automatically control the blending of the cement additives with crushed limestone and clay further down the production line. Both approaches enable the producer to achieve more uniform cement quality. The CBA controls the production process by using the analytical data it compiles to automatically adjust the composition of the additive mix to achieve target quality levels. This approach helps reduce variations in the materials fed into the cement kiln yielding several benefits: lower energy consumption in the cement mills, greater throughput and extended refractory life. Some customers have reported that the use of the CBA has resulted in the reduction of fuel costs. Fuel costs can constitute a significant percentage of a cement plant's overall operating costs. For new plants, reduced variations in raw material chemistry can also translate into major savings in the capital outlay for homogenizing stacker/reclaimers and for homogenizing silos. This homogenizing equipment is used to blend uneven raw materials. The price of a CBA system ranges from $700,000 to $1 million.



     The annual consumption of cement is expected to rise from the 1994 figure of approximately 1.3 billion tons to approximately 1.8 billion tons by the year 2005. In addition, there are currently approximately 1,150 cement plants that the Company has identified as potential customers for its CBA.



     Mineral Slurry Analyzers. The Company recently developed an on-line analyzer using neutron interrogation for use in the mineral extraction industry for analyzing mineral slurry, a mixture of fine insoluble materials and water. The Company has successfully tested its neutron-based mineral slurry analyzer at a beta test site. Virtually all mined minerals, including iron, copper, nickel and bauxite, must be separated and purified through a process called beneficiation whereby the mined minerals are milled and mixed with water to form a mineral slurry. The mineral of interest is then concentrated through a variety of separation stages using reagents. The Company's neutron-based mineral slurry analyzer, which analyzes the entire elemental composition of the slurry, can greatly improve the efficiency of the beneficiation process by using the collected data to automatically adjust various process parameters, including the amount of reagents used in the process. The Company believes its neutron-based mineral slurry analyzer is suitable for controlling the beneficiation process for a wide variety of minerals.


     On December 31, 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Autometrics. Autometrics is a manufacturer of mineral slurry analyzers. The assets acquired included two complementary product lines and a customer base of approximately 300 customers, the majority of which are located in the U.S. The two product lines acquired were Autometrics' on-line x-ray slurry analyzers and its on-line particle size analyzers.

     The x-ray slurry analyzers are used in the mineral extraction industry, primarily for copper, iron and gold extraction, to measure the percentage of elements present in mineral slurries and can be designed to automatically control and adjust the amount of reagents used in the mineral beneficiation process. The x-ray slurry analyzer uses x-ray fluorescence as its energy source which is a less expensive energy source than neutron interrogation, and does not penetrate the materials being analyzed as deeply as neutron interrogation. The x-ray slurry analyzer provides customers, who do not require a comprehensive analysis system, a cost-effective alternative to the Company's neutron-based mineral slurry analyzer.

     The on-line particle size analyzers are on-line real-time particle size measuring instruments which have been used for over 15 years in the mineral extraction industry. The on-line particle size analyzers use ultrasound together with proprietary models to determine the particle size distribution and percent solids in mineral slurries.


     The price of the Company's mineral slurry analyzers ranges from $50,000 to $500,000. The Company believes there are currently over 750 mineral processing facilities worldwide for all of the Company's products.


     Software Products. The Company complements its application specific sensor technology with process optimization software. These systems use adaptive and predictive controls to maximize material utilization, as well as to blend raw materials to meet certain regulatory requirements in a cost-effective manner. The process to extract, beneficiate and utilize raw materials is difficult to control due to variances in chemistry, size and shape of the materials, and time delays in the transport of materials from different points within the handling system. Traditional process control methods cannot be utilized in these dynamic and highly variable conditions. The Company's proprietary process control software can accomplish these optimization tasks by performing model-based estimation and by adaptively controlling source materials. The Company is the only provider of process control software of this type for use by customers in the raw materials segment of the basic materials industry.

     A variety of products are manufactured and sold by the Company to address the disparate needs of the cement, coal and energy industries. For the cement industry, RAMOS(TM) achieves continuous blending for up to six sources of bulk materials and three control parameters, while PREBOS(TM) is ideal for batch blending, employing up to twelve sources. COBOS(TM) is used by coal producers and coal-fired utilities to blend coal to a target composition defined by sulfur, ash or calorific value and thus achieve optimum fuel composition while meeting emission limits.

     FastLab. The Company also offers its FastLab analyzer for rapid analysis of samples off-line, with minimal sample preparation. The FastLab can be used for numerous applications such as spot check analysis of raw materials, core hole analysis, fuel analysis and chemical additives analysis. This product is suitable for the same markets which use on-line elemental analysis. Its advantages include its ease of use, its flexibility in handling multiple material types and sampling locations and its low cost. The price of the Company's FastLab analyzer ranges from $250,000 to $400,000.

     Process Safety Instrumentation. Prior to entering the on-line process optimization systems business, the Company's principal business was process safety instrumentation for the nuclear power industry. The Company is a leading supplier of process safety instrumentation in this industry. The Company's instrumentation is designed to improve the safety and efficiency of nuclear power plants. The Company produces several products for this market ranging in price from $100,000 to $2.5 million. In addition, the Company offers automated test equipment and some safety-related computer software for nuclear power plants and other facilities where radioactive materials are used.

     On-line Finished Materials Quality Control Business


     The Company develops, manufactures and markets gauges and process optimization systems for industrial manufacturing lines for continuous production of certain web-type materials. Web-type materials are flat sheet materials like paper, metal strip, plastic foil, rubber and glass. Typical high volume products made from web-type materials include all types of vehicle body and other parts, metals used for refrigerators and similar products, beverage/food cans, cladding for buildings and rubber tires. The Company's instruments measure the total thickness, basis weight and coating thickness of web-type materials such as plastic foils, hot and cold metal strip, rubber, glass and non-woven fabrics. The measuring technology incorporated in the Company's products is based on partial absorption, reflection or change in ionizing or infra-red radiation as well as of white light and laser beams, by the materials to be measured. The Company's systems can measure a single point on the material to be measured, several points or generate a "profile" of the web. Measured values are acquired without contact and without interfering with the production process, have high measurement accuracy and are extremely reliable despite hostile environments. The Company offers its measuring gauges with or without its process optimization systems. The customer's production process can be regulated automatically by the Company's process optimization system.

               ON-LINE FINISHED MATERIALS QUALITY CONTROL SYSTEM


                                  [DIAGRAM]

[This diagram depicts the Company's on-line finished materials quality control system incorporated into a customer's hot dip galvanizing line. The diagram contains a box depicting the customer's extrusion system. A sheet of web material enters this box from the left (depicted by an arrow) and emerges at the top of the box. Immediately after and above the box the material passes through a hot gauge. The material continues through another box then turns right over a roller and passes through another box entitled "Hot Dip Galvanizing Line." It then turns downward over a roller and passes through a mechanism entitled "Cold Gauges." The material then emerges through a series of rollers out of the Cold Gauges to the right depicted by an arrow. Both the Hot Gauge and the Cold Gauges are connected to a computer entitled "Expert System," depicting the flow of information from the gauges to the computer and then from the computer to the line to regulate the thickness or coating thickness of the material running through the line.]


     The Company's products incorporate a variety of measurement gauges such as x-ray thickness gauges, isotope thickness gauges, x-ray fluorescence coating gauges or beta-backscatter gauges, depending on the application. One of the Company's strengths is its proprietary know-how regarding application-specific technology. The thickness gauges manufactured by the Company basically function by measuring partial absorption of energy by the material to be measured. The change in the intensity of the energy emitted is detected by application specific sensors, then processed by high speed microprocessors, before emerging as the measured value. These instruments can incorporate the Company's high speed proprietary software to form a fully integrated process optimization system for continuous manufacturing processes and improved product quality. The Company's Fuzzy-Neurocontrol(TM) software provides predictive adaptive control of the process. This proprietary software allows a more timely control of the process, adapts the controls to the varying conditions in the process and offers improved material savings. The Company's Spectracomp(TM) software automatically and continuously compensates for variations in metal thickness measurements resulting from changes in the composition of the alloy being measured.


     Competitive pressures have necessitated that producers of web-type materials reduce production costs. The Company's products not only save on raw materials and energy but they also maximize productivity and product quality. The total thickness of web-type material, or the coating on it, is measured accurately at the point of manufacture by the Company's products and are compared by the system with an input target value. Adjustments can be made to the manufacturing process early in the process, thereby reducing material waste. The Company's systems also provide several competitive advantages which afford the customer additional cost savings. For example, the Company's products can accurately measure materials closer to the edge of the strip thus reducing material waste. The Company has developed a reputation for rugged and reliable instruments that can withstand hostile conditions. Ruggedness is critical to customers because the Company believes downtime of the production system could cost a customer up to $100,000 an hour. The Company's proprietary hot gauges can be placed closer to the actuator (air knife) than conventional cold gauges allowing adjustments earlier in the production process thus decreasing material waste. In addition, the Company's systems include an extremely short response time gauge, sending control signals one inch (2.5 centimeters) after measurement, while competitors' gauges typically require at least twice this distance. Costs can also be reduced through reduced start-up and product change times using the system's comprehensive organized display of the process parameters. Reducing start-up times at the beginning of the production and product change saves energy, reduces scrap and saves machine time. Depending on the circumstances, most customers can recoup their investment in a Company system within six to eighteen months of installation. Prices for the Company's gauges and process optimization systems typically range from $50,000 to $1 million. Competitive technologies enabling on-line measurement of the thickness, such as contacting mechanical thickness gauges and pneumatic calipers, exist, however, the Company believes that use of these technologies results in inferior accuracy when compared with its own products.


     The Company believes there is significant market potential for its products resulting from several factors including increased demand for on-line optimization, growing market opportunities in Asia and Latin America, increased market penetration in the U.S. and the expansion of steel minimills. The Company estimates that there are currently several thousand production lines worldwide that currently use or could benefit from on-line process optimization. Asia and Latin America are experiencing growth in infrastructure development and manufacturing capacity which will drive demand for the Company's systems. The Company also believes there are potential opportunities to penetrate the U.S. markets which are dominated by few competitors. End users in the U.S. are demanding alternative sources of on-line process optimization. Increased emphasis on energy efficiency will also create demand for the Company's products. For example, in the automotive industry, for a given load-carrying capacity, all types of vehicles are being designed with a lower mass, with the objective of reducing energy consumption. This leads directly to several trends: for example, mass-produced road vehicles will use less steel and be made of thinner steels, plastic sheet parts and even aluminum. (The Audi A8, for example has an aluminum body.) Likewise, aircraft parts will be fabricated from more exotic materials such as composites and titanium. These trends indicate lower volume but higher value manufacture of web-type products and, consequently, increased demand for the Company's gauges and process optimization systems. The expansion of steel minimills (recycling) has created competitive pressures in the steel industry through increased demand for efficiency, which in turn will also stimulate demand for the Company's gauges and process optimization systems.

COMPETITION


     In the coal, cement and mineral industries, the Company competes primarily on performance and to a lesser extent on price. Competition regarding on-line coal and cement analyzers is limited at present. Scantech Holdings (formerly Mineral Control Instrumentation Ltd.) of Australia is the Company's principal competitor in the on-line coal analyzer market. Scantech Holdings, which entered the cement industry market in 1993, is also the Company's principal competitor in this industry. The Company is a recent entrant into the on-line mineral slurry analyzers market where it competes primarily with Amdel of Australia. The market for solids and multiphase analyzers for process control generally is fragmented, with numerous competitors. The Company believes it is a market leader in the segment of the solids and multiphase analyzer market for on-line bulk materials analyzers using neutron interrogation.


     Competition in the thickness gauging business is highly fragmented with numerous competitors competing in various end use market segments. As a result, competition varies according to the end use segment. The Company competes by quality, performance and price. The Company's largest competitor is Honeywell, through its recent acquisition of Measurex (USA), which in turn recently acquired Data Measurement Corporation, the metals gauging division of Loral and Ohmart. Both Data Measurement and Loral offer systems to the metals industry. Ohmart is a supplier mainly to the plastics industry. Toshiba and Yokoyawa (Japan) are at present competing with the Company in Asia. IMS (Germany) and IRM (Belgium/USA), (formerly the metal gauging division of ABB (Sweden/Switzerland)) compete with the Company worldwide in the metals industry. There are a number of competitors such as NDC (US), Eurotherm (UK) and Infrared Engineering (UK) which compete with the Company in the plastics and rubber industry.

     Certain of the Company's competitors have greater resources, manufacturing and marketing capabilities, technical staff and production facilities than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Further, competition with respect to all of the Company's products could increase if new companies enter the market or if existing competitors expand their product lines. There can be no assurance that competitors of the Company will not develop technological innovations that will render products of the Company obsolete.

MARKETING, SALES AND DISTRIBUTION

     On-line Raw Materials Analyzer Business. The Company sells its on-line raw material analyzer products directly to its customers worldwide through its sales force consisting of 11 persons. The territories of this sales force are primarily geographical with some segment specialization. In addition, the Company uses a network of sales and service representatives in 23 countries around the world to facilitate product distribution worldwide. The primary function of these representatives is to stay in close contact with customers or potential customers, gather market information, translate, advertise, participate in trade shows, arrange meetings and facilitate logistics. The Company also sells some products to original equipment manufacturers ("OEMs") who offer the Company's products along with their own or a third party's products. Sales to OEMs represent approximately 10% of the Company's total revenues.

     On-line Finished Materials Quality Control Business. The Company sells its on-line finished materials quality control systems primarily in Europe through a direct sales force of 20 employees, and through a network of 14 distributors and sales representatives in Europe. In Asia, a sales network is being established with three agents currently under contract covering China, India and Japan. Recently, the Company has employed three agents in Latin America covering Argentina, Brazil and Colombia. In November 1996, an area sales manager was hired to establish a sales operation addressing countries participating in NAFTA. In addition, the Company sells its products to OEMs. Sales to OEMs represented approximately one-third of the Company's total revenues from its on-line finished materials quality control business for 1996. The Company intends to further extend its sales network in Asia, North America and Latin America.

     Customer Service and Support. The Company believes that high quality customer service and support is critical to success in the process optimization segment of the analytical instrumentation industry. The Company maintains a staff of engineers to assist customers with installing and integrating their process optimization system and to provide ongoing spare parts and calibration services for its on-line raw materials analyzer business. In addition, modems permit remote diagnostics by customer support personnel from the Company's headquarters or from satellite support centers. The Company supports its manufacturing operations for its on-line finished materials quality control business with a full range of services including application and engineering support, installation, supervision, commissioning, emergency field service by remote diagnostics via modems, extensive customer training, consulting and spare parts.

RESEARCH AND DEVELOPMENT

     The Company maintains active programs for the development and introduction of new products and improvements to existing products. The Company also seeks to develop new applications for its existing products and technology. In particular, the Company is actively seeking new applications for its non-invasive, non-destructive analysis technologies. The Company is also in the process of developing other applications for its CBA.

     With respect to its on-line finished materials quality control business, the Company is focused on two areas of commercial importance in the metals industry, the measurement of metal coatings and the cross-profile thickness measurement of hot steel strip, cold strip and plate. In both areas of measurement, parameters, particularly accuracy and resolution, are being tightened in response to end-user needs. In addition, the Company is involved in numerous other development projects including, among others, development of an x-ray based tomographic thickness profile system. The object of this system is to take a snapshot of thickness variations across the sheet at a high transverse resolution. This system is in the early stages of development. The Company is also developing a compact fixed energy x-ray source for thin films in the plastic, rubber, glass and other industries which the Company anticipates introducing to the market in 1997.


     Research and development expenses for the Company were $2.3 million, $2.6 million, $3.0 million and $1.0 million in fiscal 1994, 1995 and 1996, and the three months ended March 29, 1997, respectively. As of March 29, 1997, the Company had 32 full time employees engaged in research and development.


PATENTS

     The Company's policy is to protect its intellectual property rights and to apply for patent protection when appropriate. The Company is the owner of 11 United States patents as well as corresponding foreign patents having expiration dates ranging from 1998 through 2012. Patent protection is believed to provide the Company with competitive advantages with respect to certain instruments. The Company also considers that technical know-how, trade secrets and trademarks are important to its business.

     There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, use their resources to design comparable products that do not infringe the Company's patents or initiate claims that the Company's products infringe the competitors' patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such challenges or claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such challenges or claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. See "Risk Factors -- Proprietary Rights."

FACILITIES


     The Company's various businesses are operated from separate facilities. The Company leases approximately 45,000 square feet in San Diego, California pursuant to a lease that expires in 2003. The Company uses this facility for manufacturing, sales and administration for its on-line raw materials analyzer business. The Company also leases approximately 20,000 square feet in Gloucester, England, pursuant to a lease expiring in 2001, and owns an approximately 100,000 square foot facility in Erlangen, Germany, of which approximately 45,300 square feet are utilized by the Company, with the balance being used by another Thermo Instrument company. Both of these facilities are used by the Company for manufacturing, sales and administration for its on-line finished materials quality control business. In addition, the Company leases office space throughout the world for its sales and service operations. The Company believes that these facilities are adequate for its present operations.


PERSONNEL


     As of March 29, 1997, the Company had a total of 317 employees, of whom 51 were engaged in research and product development and 266 were engaged in sales, service, manufacturing and general management. The Company has had no work stoppages and considers its relations with employees to be good.


BACKLOG


     The Company's backlog of firm orders was approximately $26.5 million at March 30, 1996 and March 29, 1997. The Company includes in backlog only those orders for which it has received firm purchase orders and for which delivery has been specified within twelve months. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

RAW MATERIALS



     Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or the introduction of new products.


SEASONALITY

     The Company's on-line finished materials quality control business experiences a slowdown in revenues during the first quarter of each calendar year primarily because its customers tend to place their orders earlier in the year so that they can have the systems installed either during the holiday season in the third quarter or between Christmas and the New Year.

LEGAL PROCEEDINGS

     The Company is not a party to any litigation that it believes could reasonably be expected to have a material adverse effect on the Company or its results of operations.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Instrument has created the Company as a privately held subsidiary, and Thermo Instrument and Thermo Electron, and certain of their subsidiaries, have created several other privately and publicly held majority-owned subsidiaries. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spin-out strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")


     Thermo Instrument develops, manufactures, and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds and toxic metals and other elements in a broad range of liquids and solids. For its fiscal year ended December 30, 1995 and December 28, 1996 and the three months ended March 29, 1997, Thermo Instrument had consolidated revenues of $782,662,000, $1,209,362,000 and $329,120,000, respectively, and consolidated net income of $79,306,000, $132,751,000 and $33,587,000, respectively.



     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended December 30, 1995 and December 28, 1996 and the three months ended March 29, 1997, Thermo Electron had consolidated revenues of $2,270,291,000, $2,932,558,000 and $763,505,000, respectively, and consolidated net income of $139,582,000, $190,816,000 and $52,058,000, respectively.


THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries, including the Company, recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that
(1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron is also responsible for ensuring that members comply with internal policies and procedures. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The annual fee for these services was equal to 1.2% of the Company's revenues for calendar 1995. Beginning January 1, 1996, the fee was reduced to 1% of the Company's revenues. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1995 and 1996, Thermo Electron assessed the Company fees of $552,000 and $520,000, respectively.

     Management believes that the service fees charged under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges directly attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior written notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided following termination.

TAX ALLOCATION AGREEMENT

     The Tax Allocation Agreement between the Company and Thermo Electron outlines the terms under which the Company is to be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Instrument owns at least 80% of the Company's outstanding Common Stock and Thermo Electron owns at least 80% of Thermo Instrument's outstanding common stock. In years in which the Company has taxable income it will pay to Thermo Electron amounts comparable to the taxes it would have paid if it had filed its own separate company tax returns. Immediately following this offering, Thermo Instrument will own less than 80% of the Company's outstanding Common Stock and the Company will not be included in Thermo Electron's consolidated Federal and state income tax returns for periods commencing thereafter and will be required to file its own tax returns.

MASTER GUARANTEE REIMBURSEMENT AGREEMENTS

     The Company has entered into a Master Guarantee Reimbursement Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are guaranteed by Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

MISCELLANEOUS


     As of March 29, 1997, $15,549,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.



     The Company leases approximately 54,700 square feet of its 100,000 square foot facility in Erlangen, Germany on a month-to-month basis to another Thermo Instrument company. The Thermo Instrument company is responsible for paying to the Company its pro rata share of occupancy expenses, including utilities and taxes, associated with the facility which payments in 1996 amounted to $368,000 in the aggregate.



     The Company has borrowed funds from a wholly owned subsidiary of Thermo Optek Corporation ("Thermo Optek"), a majority-owned subsidiary of Thermo Instrument, pursuant to certain promissory notes. The Company had $1,388,000 and $1,928,000 outstanding under the promissory notes at year-end 1995 and 1996, respectively. The notes bear interest at a variable rate. The interest rate for the notes outstanding at year-end 1995 and 1996 was 4.6% and 3.8%, respectively. The notes were repaid in February 1997. In addition, the Company had $3,617,000 and $2,611,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1995 and 1996, respectively, which were due on demand. In December 1996, the Company borrowed $2,778,000 pursuant to a noninterest-bearing advance from a wholly owned subsidiary of Thermo Instrument, which was repaid on January 15, 1997. At March 29, 1997, the Company had $194,000 of noninterest-bearing receivables from Thermo Instrument and affiliated companies, which are due on demand.



     In 1996, the Company paid a ten percent (10%) commission totaling $69,670 to Thermo Sentron Inc., a majority-owned subsidiary of Thermedics Inc., which is in turn a majority-owned subsidiary of Thermo Electron, for assisting in the sale by the Company of its products in Australia.



     In the first quarter of 1997, the Company purchased several x-ray source components for $75,000 from Kevex X-Ray Inc., a wholly owned subsidiary of ThermoSpectra Corporation, which in turn is a majority-owned subsidiary of Thermo Instrument.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:


NAME                                    AGE                   POSITION
----                                    ---                   --------
Denis A. Helm........................    57  Chairman of the Board, Chief Executive
                                               Officer and Director

Ernesto A. Corte.....................    58  President and Chief Operating Officer

Werner G. Kramer.....................    50  Executive Vice President

John N. Hatsopoulos..................    62  Vice President, Chief Financial Officer
                                               and Director

Paul F. Kelleher.....................    54  Chief Accounting Officer

Willard R. Becraft...................    71  Director

Earl R. Lewis........................    53  Director

John T. Keiser.......................    60  Director

Arvin H. Smith.......................    67  Director


     All of the Company's Directors are elected annually and hold office until their respective successors are elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.

     Denis A. Helm has been Chairman of the Board, Chief Executive Officer and Director of the Company since its inception in November 1996. Mr. Helm has been President of Thermo Instrument's Thermo Environmental Instruments Inc. subsidiary since 1981. Thermo Environmental designs, manufactures and distributes instruments and systems for detecting and monitoring environmental pollutants. Mr. Helm has also been a Senior Vice President of Thermo Instrument since 1994 and was a Vice President of Thermo Instrument from 1986 until 1994. Mr. Helm is Vice Chairman and a Director of Thermo BioAnalysis Corporation.


     Ernesto A. Corte has been President and Chief Operating Officer of the Company since its inception in November 1996 and President of the Company's Gamma-Metrics subsidiary, a manufacturer and marketer of on-line raw materials analyzers, since its acquisition by Thermo Instrument in 1993. Mr. Corte founded Gamma-Metrics in 1980 and was Chairman of the Board, Chief Executive Officer and President of Gamma-Metrics prior to its acquisition in 1993.


     Werner G. Kramer has been Executive Vice President of the Company since its inception in November 1996. Mr. Kramer has been President of the Company's Eberline Radiometrie Instruments GmbH subsidiary and President of Radiometrie's parent company, Thermo Instrument Systems GmbH, since 1993. Prior to that, Mr. Kramer was Executive Vice President of the Industrial Gauging Division of FAG Kugelfischer since 1983. FAG Kugelfischer is a large German company which manufactures ball bearings.

     John N. Hatsopoulos has been Vice President, Chief Financial Officer and Director of the Company since its inception in November 1996. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 until January 1997. He is also a Director of LOIS/USA Inc., Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibergen Inc., Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corporation, Thermo TerraTech Inc., ThermoTrex Corporation and Thermedics Detection Inc.

     Paul F. Kelleher has been Chief Accounting Officer of the Company since its inception in November 1996. Mr. Kelleher has been Vice President, Finance of Thermo Electron since 1987 and served as its Controller from 1982 to January 1996. He is also a Director of ThermoLase Corporation.


     Willard R. Becraft has been a Director of the Company since May 1997. Mr. Becraft is a consultant in advanced instrumentation and control technology development. He was an executive vice president of Northwest Instrument Systems, Inc., a business he co-founded to develop specific instrumentation services with applications in the environmental field, for more than five years prior to his retirement in July 1996. Mr. Becraft spent more than 30 years of his business career with the General Electric Company in various management capacities, and was responsible for managing research and development and product development activities in instrumentation and control, fusion energy, solar energy, jet engines and spacecraft systems.



     Earl R. Lewis has been a Director of the Company since its inception in November 1996. Mr. Lewis has been President of Thermo Instrument since March 1997 and Chief Operating Officer of Thermo Instrument since January 1996. He was an Executive Vice President of Thermo Instrument from January 1996 to March 1997 and was Vice President from 1990 through 1995. Mr. Lewis also has been Director and Chief Executive Officer of Thermo Optek, which is a majority-owned subsidiary of Thermo Instrument that manufactures optical spectroscopy instruments and affiliated components, since August 1995, Chairman of the Board of Thermo Optek since April 1997 and President of Thermo Optek from August 1995 to April 1997. Mr. Lewis served as President of Thermo Jarrell Ash, a subsidiary of Thermo Optek that manufactures atomic spectrometers, through December 1995, and for more than five years prior to that date. Mr. Lewis is also Director of Thermo BioAnalysis Corporation, ThermoQuest Corporation, ThermoSpectra Corporation and Trex Medical Corporation.



     John T. Keiser has been a Director of the Company since its inception in November 1996. Mr. Keiser has been President of the Thermo Biomedical division of Thermo Electron since 1994, which manufactures a variety of medical equipment and instruments, and since 1994, Senior Vice President of Thermedics Inc., a majority-owned subsidiary of Thermo Electron which develops and manufactures product quality assurance systems, precision weighing and inspection equipment, electrochemistry and microweighing products, electronic-test instruments, explosives-detection devices and moisture-analysis systems and implantable heart-assist systems and other biomedical products. Mr. Keiser had been President of the Eberline Instrument division of Thermo Instrument from 1985 to July 1994, which is a manufacturer of radiation detection and counting instrumentation and radiation monitoring systems.


     Arvin H. Smith has been a Director of the Company since its inception in November 1996. Mr. Smith has been Director and Chief Executive Officer of Thermo Instrument since 1986, Chairman of the Board of Thermo Instrument since March 1997 and President from 1986 to March 1997. Mr. Smith has been an Executive Vice President of Thermo Electron since 1991 and, prior to that time, a Senior Vice President of that corporation from 1986 to 1991. Mr. Smith is also a Director of Thermedics, Thermo BioAnalysis Corporation, Thermo Optek, Thermo Power Corporation, ThermoQuest Corporation and ThermoSpectra Corporation.

COMPENSATION OF DIRECTORS

     All Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $2,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly. Messrs. Helm, Hatsopoulos, Lewis, Keiser and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. As of May 27, 1997, the Company has reserved 12,500 shares under this plan. The Deferred Compensation Plan will not become effective until completion of an initial public offering. No stock options have been granted under this plan.


COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and two other executive officers for the fiscal year ended December 28, 1996. No other executive officer of the Company who held office at the end of fiscal 1996 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period. The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."

                           SUMMARY COMPENSATION TABLE


                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                   ------------------
                                                                       SECURITIES
                                          ANNUAL COMPENSATION      UNDERLYING OPTIONS
                                          -------------------      (NO. OF SHARES AND      ALL OTHER
NAME AND PRINCIPAL POSITION         FY     SALARY      BONUS          COMPANY)(1)       COMPENSATION(2)
---------------------------        ----   --------    -------      ------------------   ---------------
Denis A. Helm(3).................  1996   $150,000    $86,400          25,000(MKA)          $ 6,681
  Chief Executive Officer

Ernesto A. Corte.................  1996   $163,530    $37,000          35,000(MKA)          $ 6,750
  President and Chief Operating                                         7,500(TOC)
  Officer                                                               5,000(TMQ)

Werner G. Kramer.................  1996   $177,165    $     0          30,000(MKA)          $     0
  Executive Vice President                                              7,500(TOC)
                                                                        5,000(TMQ)


---------------
(1) All options to purchase shares of the Company's Common Stock shown in the table were granted after the end of fiscal 1996 but are included in the table for clarity of presentation. In addition to grants of options to purchase Common Stock of the Corporation (designated in the table as MKA), the named executive officers of the Corporation have been granted options to purchase common stock of Thermo Electron and certain of its other subsidiaries as part of Thermo Electron's stock option program. Options have been granted during the last fiscal year to the named executive officers (other than the chief executive officer) in the following Thermo Electron companies: Thermo Optek Corporation (designated in the table as TOC) and ThermoQuest Corporation (designated in the table as TMQ).

(2) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officer participating in the Thermo Electron 401(k) plan.

(3) Mr. Helm is a Senior Vice President of Thermo Instrument as well as the Chief Executive Officer of the Company. Reported in the table under "Annual Compensation" and "All Other Compensation" are the total amounts paid to Mr. Helm for his service in all capacities to Thermo Electron companies. For fiscal years after 1996, the Human Resources Committee of the Board of Directors of the Company will review total annual compensation to be paid to Mr. Helm from all sources within the Thermo Electron organization and approve an allocation of a percentage of annual compensation (salary and bonus) for the time he devotes to the affairs of the Company. For 1996, none of Mr. Helm's annual compensation was allocated to the Company. In addition, Mr. Helm has been granted options to purchase common stock of Thermo Electron and certain of its subsidiaries other than the Company from time to time by Thermo Electron or such other subsidiaries. These options are not reported here as they were granted as compensation for service to Thermo Electron companies in capacities other than in his capacity as Chief Executive Officer of the Company.

     Stock Options Granted During Fiscal 1996

     The following table sets forth information concerning individual grants of stock options made during fiscal 1996 to the Company's chief executive officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1996.

                          OPTION GRANTS IN FISCAL 1996


                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                           NUMBER OF                                                                 STOCK PRICE
                            SHARES           % OF TOTAL                                             APPRECIATION
                           UNDERLYING      OPTIONS GRANTED                                       FOR OPTION TERM(2)
                            OPTIONS        TO EMPLOYEES IN   EXERCISE PRICE                     ---------------------
          NAME             GRANTED(1)        FISCAL YEAR       PER SHARE      EXPIRATION DATE      5%         10%
          ----             ---------       ---------------   --------------   ---------------   --------   ----------
Denis A. Helm(3).........    25,000(MKA)        12.3%            $15.00           5/23/09       $298,500   $  802,125
Ernesto A. Corte.........    35,000(MKA)        17.2%            $15.00           5/23/09       $417,900   $1,122,975
                              7,500(TOC)         0.2%(4)         $12.00           4/11/08       $ 71,625   $  192,450
                              5,000(TMQ)         0.2%(4)         $13.00            2/8/08       $ 51,750   $  139,000
Werner G. Kramer.........    30,000(MKA)        14.8%            $15.00           5/23/09       $358,200   $  962,550
                              7,500(TOC)         0.2%(4)         $12.00           4/11/08       $ 71,625   $  192,450
                              5,000(TMQ)         0.2%(4)         $13.00            2/8/08       $ 51,750   $  139,000


---------------
(1) All options to purchase shares of the Common Stock of the Company (designated in the table as MKA) were granted after the end of fiscal 1996 but are included in the table for clarity of presentation. All of the options granted during the fiscal year are immediately exercisable, except the options to purchase shares of the Common Stock of the Company, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of the Company's Common Stock under Section 12 of the Securities Exchange Act of 1934 and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies that are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting corporation may permit the holders of all such options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holders' continued employment through the option period and the date on which the options are exercised.

(3) Mr. Helm has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported in the table as they were granted as compensation for service in capacities other than Mr. Helm's capacity as Chief Executive Officer of the Company.

(4) These options were granted under stock option plans maintained by Thermo Electron companies other than the Company and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

     Stock Options Exercised During Fiscal 1996 and Fiscal Year-end Option
     Values

     The following table reports certain information regarding stock option exercises during fiscal 1996 and outstanding stock options held at the end of fiscal 1996 by the Company's chief executive and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                                                                                            VALUE OF
                                                                                           UNEXERCISED
                                                                                          IN-THE-MONEY
                                                                     NUMBER OF          OPTIONS AT FISCAL
                                          SHARES               SECURITIES UNDERLYING        YEAR-END
                                         ACQUIRED               UNEXERCISED OPTIONS     -----------------
                                            ON       VALUE          EXERCISABLE/          EXERCISABLE/
NAME                      COMPANY        EXERCISE   REALIZED      UNEXERCISABLE(1)      UNEXERCISABLE(1)
----                      -------        --------   --------   ----------------------   -----------------
Denis A. Helm(2)...  Metrika Systems         --         --            0/25,000             $--/375,000(3)

Ernesto A. Corte...  Metrika Systems         --         --            0/35,000             $--/525,000(3)
                     Thermo Instrument       --         --            46,875/0             $871,791/--
                     Thermo Optek            --         --             7,500/0             $      0/--
                     ThermoQuest             --         --             5,000/0             $      0/--
                     ThermoSpectra           --         --               500/0             $    938/--

Werner G. Kramer...  Metrika Systems         --         --            0/30,000             $--/450,000(3)
                     Thermo Instrument       --         --             5,700/0             $ 93,704/--
                     Thermo Optek            --         --             7,500/0             $      0/--
                     ThermoQuest             --         --             5,000/0             $      0/--
                     ThermoSpectra           --         --               700/0             $  1,313/--


---------------
(1) All options to purchase shares of the Common Stock of the Company were granted after the end of fiscal 1996 but are included in the table for clarity of presentation. All of the options reported outstanding at the end of the fiscal year were immediately exercisable, except for options to purchase shares of the common stock of the Company which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of such company's common stock under Section 12 of the Securities Exchange Act and (ii) nine years after the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date.

(2) Mr. Helm has been granted options to purchase shares of the common stock of Thermo Electron and its subsidiaries other than the Company. These options are not reported here as they were granted as compensation for service to other Thermo Electron companies in capacities other than in Mr. Helm's capacity as Chief Executive Officer of the Company.


(3) No public market existed for the shares underlying these options as of May 27, 1997. Accordingly, no value in excess of exercise price has been attributed to these options.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 27, 1997 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.




NAME AND ADDRESS                         NUMBER OF SHARES      PERCENTAGE OF OUTSTANDING
OF BENEFICIAL OWNER                      BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
-------------------                      ------------------    -------------------------
Thermo Instrument Systems Inc.(1)........   5,000,000              84%
  1275 Hammerwood Avenue
  Sunnyvale, California 94089


---------------

(1) Thermo Instrument is an 82%-owned subsidiary of Thermo Electron and, therefore, Thermo Electron may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Thermo Instrument. Thermo Electron disclaims beneficial ownership of these shares. After the sale of the Common Stock in this offering, Thermo Instrument will own approximately 63% of the outstanding Common Stock (60% if the Underwriters' over-allotment option is exercised in full).



     Thermo Instrument intends to adopt a stock option plan with respect to the Common Stock that it beneficially owns. Under this plan, options to purchase up to 100,000 shares of such stock may be granted to any person within the discretion of the human resources committee of the Board of Directors of Thermo Instrument, including officers and key employees of Thermo Instrument.


MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 1, 1997 as well as information regarding the beneficial ownership of the Stock and the common stock of Thermo Instrument and Thermo Electron, as of March 1, 1997, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above, and (iii) all Directors and current executive officers as a group.

     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Instrument.


                                            METRIKA SYSTEMS     THERMO INSTRUMENT     THERMO ELECTRON
NAME(1)                                     CORPORATION(2)       SYSTEMS INC.(3)       CORPORATION(4)
-------                                     --------------      -----------------     ---------------
Ernesto A. Corte..........................        3,500               48,562                 1,620
John N. Hatsopoulos.......................            0               81,204               526,768
Denis A. Helm.............................        1,000              161,729               164,378
John T. Keiser............................            0              117,450               111,397
Werner G. Kramer..........................        1,000                6,350                     0
Willard R. Becraft........................            0                    0                     0
Earl R. Lewis.............................            0              128,233               124,184
Arvin H. Smith............................            0              431,667               513,038
All Directors and Current Executive
  Officers as a Group (9 persons).........        5,500              993,887             1,586,383

---------------
(1) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

(2) No Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of such date, and all Directors and executive officers as a group beneficially owned less than 1% of the Common Stock outstanding as of such date.


(3) Shares of the common stock of Thermo Instrument beneficially owned by Mr. Corte, Mr. Hatsopoulos, Mr. Helm, Mr. Keiser, Mr. Kramer, Mr. Lewis, Mr. Smith, and all Directors and executive officers as a group include 46,875, 65,625, 112,500, 56,250, 5,010, 112,500, 234,375 and 648,135 shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1997, through the exercise of stock options. Shares beneficially owned by Mr. Hatsopoulos, Mr. Smith, and all Directors and executive officers as a group include 529, 530 and 1,455 full shares, respectively, allocated through March 1, 1997, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Mr. Helm include a total of 4,212 shares held in trust for the benefit of minor children. Shares beneficially owned by Mr. Lewis include 2,390 shares held by his spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of March 1, 1997; all Directors and executive officers as a group beneficially owned 1.02% of such common stock outstanding as of such date.



(4) Shares of the common stock of Thermo Electron beneficially owned by Mr. Hatsopoulos, Mr. Helm, Mr. Keiser, Mr. Lewis, Mr. Smith, and all Directors and executive officers as a group include 429,685, 106,347, 81,297, 121,536, 222,411 and 1,058,850 shares, respectively, that such person or group has the right to acquire within 60 days of March 1, 1997, through the exercise of stock options. Shares beneficially owned by Mr. Hatsopoulos, Mr. Smith, and all Directors and executive officers as a group include 1,934, 1,717 and 4,975 full shares, respectively, allocated through March 1, 1997 to their respective accounts maintained pursuant to Thermo Electron's ESOP. No other Director or executive officer beneficially owned more than 1% of such common stock as of March 1, 1997. All Directors and executive officers as a group beneficially owned 1.05% of the common stock of Thermo Electron outstanding as of March 1, 1997.

                          DESCRIPTION OF CAPITAL STOCK


     As of March 29, 1997, the Company had 25,000,000 shares of Common Stock authorized for issuance, of which 5,967,833 were issued and outstanding. As of March 29, 1997, there were approximately 82 beneficial owners of Common Stock. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.



     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Prior to this offering, Thermo Instrument owned 5,000,000 shares of Common Stock, which represented 84% of the outstanding Common Stock. Upon completion of this Offering, Thermo Instrument (and Thermo Electron through its majority ownership of Thermo Instrument) will continue to beneficially own at least 63% of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.


     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty to the fullest extent permitted by the General Corporation Law of Delaware. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, there will be 7,967,833 shares of Common Stock of the Company outstanding (assuming no exercise of the Underwriters' over-allotment option). The shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144. The Company has agreed, pursuant to a Stock Purchase Agreement with the shareholders of the Company other than Thermo Instrument, to file a registration statement under the Securities Act covering the sale of 967,833 shares of the Common Stock owned by them (the "Registrable Shares") within 120 days of the closing of this offering. All fees, costs and expenses of the registration of the Registrable Shares will be paid by the Company. See "Risk Factors -- Shares Eligible for Sale After this Offering."



     Of such 7,967,833 outstanding shares, 5,000,000 will be owned by Thermo Instrument. Thermo Instrument has agreed that, without the prior written consent of the Representatives (as defined below under the caption "Underwriters"), it will not offer, sell, grant any option to purchase or otherwise dispose of any shares of the Common Stock within 180 days after the date of this Prospectus, other than (i) shares of Common Stock to be sold to the Underwriters in this offering, (ii) the issuance of options and sales of shares of Common Stock pursuant to existing stock-based compensation plans, and (iii) shares of Common Stock issuable upon the conversion of securities outstanding on the date of this Prospectus. Upon expiration of this lock-up agreement, Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the one and two year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate.


     The Company has reserved 312,500 shares for grants under its existing stock-based compensation plans. As of May 27, 1997, the Company had options outstanding to purchase up to 298,000 shares of Common Stock to its employees and Directors at an exercise price of $15.00 per share. None of such options are currently exercisable. Ninety days after the completion of the Company's initial public offering, such options will become immediately exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. This repurchase right lapses ratably (on an annual basis) over a five to ten year period depending upon the term of the option. As of May 27,1997, the repurchase rights had not lapsed with respect to any shares issuable upon exercise of outstanding options. The Company intends to file registration statements under the Securities Act to register all shares of Common Stock issuable under such plans. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statements. Each of the Company, Thermo Instrument and Thermo Electron has agreed that it will not offer, sell, or grant any option to purchase or otherwise dispose of any shares of Common Stock (except for the grant of options and the sale of shares of Common Stock pursuant to stock-based compensation plans, sales to Thermo Instrument and the issuance of shares as consideration for the acquisition of one or more businesses (provided that such shares may not be resold prior to the expiration of 180 days after the date of this Prospectus)) within 180 days after the date of this Prospectus, without the prior consent of the Representatives of the Underwriters.


     Prior to this offering there has been no public market for the Common Stock. The effect, if any, of public sales or the availability of shares for sale at prevailing market prices cannot be predicted. Nevertheless, sales of substantial amounts of shares in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in an Underwriting Agreement by and among the Company and each of the Underwriters named below, for whom Salomon Brothers Inc, Lehman Brothers Inc., Smith Barney Inc. and Cazenove & Co. are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name in the table below:



                               UNDERWRITER                                    NUMBER OF SHARES
                               -----------                                    ----------------
Salomon Brothers Inc......................................................
Lehman Brothers Inc. .....................................................
Smith Barney Inc..........................................................
Cazenove & Co. ...........................................................

                                                                                  ---------
          Total...........................................................        2,000,000
                                                                                  =========


     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company has been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $       per share to other dealers. After the initial offering,
the public offering price and such concessions may be changed.


     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.



     The Company, Thermo Instrument and Thermo Electron have agreed that they will not, without the prior written consent of Salomon Brothers Inc, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any shares of Common Stock, options or any securities convertible into, or exchangeable for, shares of Common Stock during the 180-day period following the date of this Prospectus; provided, however, that the Company may issue and sell Common Stock pursuant to any stock option plan in effect at the date of this Prospectus and the Company may issue Common Stock issuable upon the conversion of securities outstanding on the date of this Prospectus. Salomon Brothers Inc in its sole discretion may release any of the shares subject to the lock-up at any time without notice.


     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.


     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.



     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with this offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.



     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.



     In general, purchases of a security for the purpose of stabilization to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.



     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     The Representatives have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering there has been no public market for the Common Stock. The price to the public for the shares of Common Stock will be determined through negotiations between the Company and the Representatives and will be based on, among other things, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of securities of companies engaged in businesses similar to those of the Company. There can, however, be no assurance that the prices at which the shares of Common Stock will sell in the public market after this offering will not be lower than the price at which it is sold by the Underwriters.

                                 LEGAL OPINIONS


     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company, and certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts. Mr. Hoogasian owns or has the right to acquire 2,500 shares of Common Stock of the Company, 16,737 shares of common stock of Thermo Instrument and 107,558 shares of common stock of Thermo Electron.


                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of the fees prescribed by the Commission from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov.

                          REPORTS TO SECURITY HOLDERS

     The Company intends to furnish holders of the Common Stock offered hereby with annual reports containing financial statements audited by an independent public accounting firm and with quarterly reports containing unaudited summary financial statements for each of the first three quarters of each fiscal year.

                          METRIKA SYSTEMS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants.............................................    F-2
Consolidated Statement of Income for the years ended December 31, 1994, December 30,
  1995 and December 28, 1996 and the three months ended March 30, 1996 and March 29,
  1997...............................................................................    F-3
Consolidated Balance Sheet as of December 30, 1995 and December 28, 1996, and March
  29, 1997...........................................................................    F-4
Consolidated Statement of Cash Flows for the years ended December 31, 1994,
  December 30, 1995 and December 28, 1996 and the three months ended March 30, 1996
  and March 29, 1997.................................................................    F-5
Consolidated Statement of Shareholders' Investment for the years ended December 31,
  1994, December 30, 1995 and December 28, 1996 and the three months ended March 29,
  1997...............................................................................    F-6
Notes to Consolidated Financial Statements...........................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Metrika Systems Corporation:

     We have audited the accompanying consolidated balance sheet of Metrika Systems Corporation (a Delaware corporation and 84%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 30, 1995 and December 28, 1996, and the related consolidated statements of income, cash flows and shareholders' investment for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metrika Systems Corporation and subsidiaries as of December 30, 1995 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts

March 31, 1997 (except with respect to
certain matters discussed in Note 9, as to which the date is May 27, 1997)

                          METRIKA SYSTEMS CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                               THREE MONTHS ENDED
                                                                             ----------------------
                                                                             MARCH 30,    MARCH 29,
                                             1994       1995       1996        1996         1997
                                            -------    -------    -------    ---------    ---------
                                                                                  (UNAUDITED)
Revenues (Note 8).........................  $38,612    $46,032    $52,047     $11,594      $12,592
                                            -------    -------    -------     -------      -------
Costs and Operating Expenses:
  Cost of revenues........................   22,157     25,767     28,527       6,815        7,036
  Selling, general and administrative
     expenses (Note 5)....................   10,256     11,640     13,395       3,138        3,376
  Research and development expenses.......    2,259      2,580      3,024         679        1,007
                                            -------    -------    -------     -------      -------
                                             34,672     39,987     44,946      10,632       11,419
                                            -------    -------    -------     -------      -------
Operating Income..........................    3,940      6,045      7,101         962        1,173
Interest Expense (Note 5).................     (718)    (1,146)      (796)       (216)        (201)
Interest Income...........................       34         21        101           1          220
                                            -------    -------    -------     -------      -------
Income Before Provision for Income
  Taxes...................................    3,256      4,920      6,406         747        1,192
Provision for Income Taxes (Note 4).......    1,489      2,068      2,561         298          477
                                            -------    -------    -------     -------      -------
Net Income................................  $ 1,767    $ 2,852    $ 3,845     $   449      $   715
                                            =======    =======    =======     =======      =======
Earnings per Share........................  $   .34    $   .55    $   .74     $   .09      $   .12
                                            =======    =======    =======     =======      =======
Weighted Average Shares...................    5,193      5,193      5,219       5,193        5,989
                                            =======    =======    =======     =======      =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                       MARCH 29,
                                                             1995         1996           1997
                                                            -------      -------      -----------
                                                                                      (UNAUDITED)
                                     ASSETS
Current Assets:
  Cash and cash equivalents..............................   $ 1,302      $20,229        $17,398
  Accounts receivable, less allowances of $478, $440 and
     $624................................................    11,458       10,896         10,692
  Unbilled contract costs and fees.......................     5,285        1,706          3,159
  Inventories............................................     5,676        6,347          7,789
  Prepaid income taxes and other current assets
     (Note 4)............................................     1,795        1,457          1,958
  Due from parent company and affiliated companies.......        --           --            194
                                                            -------      -------        -------
                                                             25,516       40,635         41,190
                                                            -------      -------        -------
Property, Plant and Equipment, at Cost, Net..............    13,527       12,100         11,343
                                                            -------      -------        -------
Other Assets.............................................     1,146          926            880
                                                            -------      -------        -------
Cost in Excess of Net Assets of Acquired Companies.......    13,785       13,105         13,313
                                                            -------      -------        -------
                                                            $53,974      $66,766        $66,726
                                                            =======      =======        =======
                    LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Notes payable and current maturities of long-term
     obligation (Note 6).................................   $14,351      $11,578        $15,451
  Accounts payable.......................................     1,642        2,463          3,823
  Accrued payroll and employee benefits..................     1,570        2,225          2,596
  Customer deposits......................................     5,057        3,377          2,679
  Accrued installation and warranty costs................       684        1,350          1,851
  Billings in excess of contract costs and fees..........     3,186          470            623
  Other accrued expenses.................................     2,091        3,150          3,922
  Due to parent company and affiliated companies (Note
     5)..................................................     5,005        7,317             --
                                                            -------      -------        -------
                                                             33,586       31,930         30,945
                                                            -------      -------        -------
Accrued Pension Costs (Note 2)...........................     4,536        4,752          4,515
                                                            -------      -------        -------
Long-term Obligation (Note 6)............................     6,470        5,223          4,680
                                                            -------      -------        -------
Commitments (Note 7)
Shareholders' Investment (Notes 2 and 3):
  Net parent company investment..........................    11,433           --             --
  Common stock, $.01 par value, 25,000,000 shares
     authorized; 5,967,833 shares issued and outstanding
     in 1996 and 1997....................................        --           60             60
  Capital in excess of par value.........................        --       26,050         26,050
  Retained earnings......................................        --          298          1,013
  Cumulative translation adjustment......................    (2,051)      (1,547)          (537)
                                                            -------      -------        -------
                                                              9,382       24,861         26,586
                                                            -------      -------        -------
                                                            $53,974      $66,766        $66,726
                                                            =======      =======        =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                        THREE MONTHS ENDED
                                                                                      -----------------------
                                                                                      MARCH 30,     MARCH 29,
                                                   1994        1995        1996         1996          1997
                                                  -------     -------     -------     ---------     ---------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
  Net income....................................  $ 1,767     $ 2,852     $ 3,845      $   449       $   715
  Adjustments to reconcile net income to net
      cash provided by operating activities:
     Depreciation and amortization..............    1,789       1,866       1,792          430           421
     Provision for losses on accounts
       receivable...............................       26         225       --           --               79
     Deferred income tax expense................    1,237         357          69                      --
     Other noncash items........................      200         597         (87)         120            96
     Changes in current accounts, excluding the
        effects of acquisition:
       Accounts receivable......................   (4,162)     (2,031)        307        2,497           652
       Inventories and unbilled contract costs
          and fees..............................     (304)     (1,905)      2,708        1,107        (2,392)
       Other current assets.....................       63        (555)        208          (87)         (496)
       Accounts payable.........................      196         458         842          285         1,319
       Billings in excess of contract costs and
          fees..................................    1,655         795      (2,749)      (2,707)          164
       Other current liabilities................   (1,406)      1,866         871          135           243
                                                  -------     -------     -------      -------       -------
               Net cash provided by operating
                 activities.....................    1,061       4,525       7,806        2,229           801
                                                  -------     -------     -------      -------       -------
INVESTING ACTIVITIES:
  Acquisition, net of cash acquired.............    --          --          --           --           (1,347)
  Purchases of property, plant and equipment....     (845)       (910)       (671)        (351)         (132)
  Other.........................................      (39)         28          26          121            37
                                                  -------     -------     -------      -------       -------
               Net cash used in investing
                 activities.....................     (884)       (882)       (645)        (230)       (1,442)
                                                  -------     -------     -------      -------       -------
FINANCING ACTIVITIES:
  Net proceeds from issuance of Company common
     stock (Note 3).............................    --          --         13,528        --            --
  Net transfers to parent company prior to
     capitalization of the Company..............   (6,277)     (6,020)     (2,398)        (449)        --
  Increase (decrease) in due to parent company
     and affiliated companies...................    4,978       1,418       2,683           22        (6,887)
  Increase (decrease) in short-term
     obligations................................   (5,845)      2,855      (1,886)      (1,411)        4,550
  Proceeds from issuance of long-term
     obligation.................................    7,420       --          --           --            --
  Repayment of long-term obligation.............    --           (694)       (791)        (202)         (169)
                                                  -------     -------     -------      -------       -------
               Net cash provided by (used in)
                 financing activities...........      276      (2,441)     11,136       (2,040)       (2,506)
                                                  -------     -------     -------      -------       -------
Exchange Rate Effect on Cash....................     (229)     (1,084)        630          (57)          316
                                                  -------     -------     -------      -------       -------
Increase (Decrease) in Cash and Cash
  Equivalents...................................      224         118      18,927          (98)       (2,831)
Cash and Cash Equivalents at Beginning of
  Period........................................      960       1,184       1,302        1,302        20,229
                                                  -------     -------     -------      -------       -------
Cash and Cash Equivalents at End of Period......  $ 1,184     $ 1,302     $20,229      $ 1,204       $17,398
                                                  =======     =======     =======      =======       =======
CASH PAID FOR:
  Interest......................................  $   720     $ 1,144     $   794      $   219       $   138
                                                  =======     =======     =======      =======       =======
  Income taxes..................................  $ --        $    55     $   393      $ --          $     8
                                                  =======     =======     =======      =======       =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)


                                           NET         COMMON
                                         PARENT        STOCK,      CAPITAL IN                   CUMULATIVE
                                         COMPANY      $.01 PAR      EXCESS OF     RETAINED      TRANSLATION
                                       INVESTMENT       VALUE       PAR VALUE     EARNINGS      ADJUSTMENT
                                       -----------    ---------    -----------    ---------    -------------
BALANCE JANUARY 1, 1994.............    $  19,111       $--          $--           $ --           $     2
Net income..........................        1,767        --           --             --            --
Net transfer to parent company......       (6,277)       --           --             --            --
Translation adjustment..............       --            --           --             --              (508)
                                        ---------       -----        -------       -------        -------
BALANCE DECEMBER 31, 1994...........       14,601        --           --             --              (506)
Net income..........................        2,852        --           --             --            --
Net transfer to parent company......       (6,020)       --           --             --            --
Translation adjustment..............       --            --           --             --            (1,545)
                                        ---------       -----        -------       -------        -------
BALANCE DECEMBER 30, 1995...........       11,433        --           --             --            (2,051)
Net income before capitalization of
  the Company.......................        3,547        --           --             --            --
Net transfer to parent company......       (2,398)       --           --             --            --
Capitalization of the Company.......      (12,582)         50         12,532         --            --
Net income after capitalization of
  the Company.......................       --            --           --               298         --
Net proceeds from private placement
  of Company common stock (Note 3)..       --              10         13,518         --            --
Translation adjustment..............       --            --           --             --               504
                                        ---------       -----        -------       -------        -------
BALANCE DECEMBER 28, 1996...........       --              60         26,050           298         (1,547)
                                                                   (UNAUDITED)
Net income..........................       --            --           --               715
Translation adjustment..............       --            --           --             --             1,010
                                        ---------       -----        -------       -------        -------
BALANCE MARCH 29, 1997..............    $  --           $  60        $26,050       $ 1,013        $  (537)
                                        =========       =====        =======       =======        =======


  The accompanying notes are an integral part of these consolidated financial statements.

                          METRIKA SYSTEMS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations


     Metrika Systems (the "Company") develops, manufactures and markets on-line industrial process optimization systems that employ proprietary ultra-high speed advanced scientific measurement technologies for applications in raw materials analysis and finished materials quality control. The Company manufactures process optimization systems that provide real-time, non-destructive analysis of the composition of raw materials in basic materials production processes, including coal, cement and minerals. The Company also manufactures systems which are used primarily to measure and control parameters such as material thickness, coating thickness and coating weight in web-type materials, such as metal strip, rubber and plastic foils. Customers use these systems to improve product quality and consistency, lower material costs, reduce energy consumption and minimize waste.


  Relationship with Thermo Instrument Systems Inc. and Thermo Electron
Corporation


     The Company operated as two divisions of Thermo Instrument Systems Inc. ("Thermo Instrument") until its incorporation as a Delaware corporation in November 1996. In connection with the Company's incorporation, Thermo Instrument transferred to the Company the assets, liabilities and businesses of the Gamma-Metrics subsidiary and Radiometrie division in exchange for 5,000,000 shares of the Company's common stock. As of December 28, 1996, Thermo Instrument owned 5,000,000 shares of the Company's common stock, representing 84% of such stock outstanding. As of December 28, 1996, Thermo Instrument is a 82%-owned subsidiary of Thermo Electron Corporation ("Thermo Electron").


     The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in Thermo Instrument's consolidated financial statements. The accompanying financial statements do not include Thermo Instrument's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Instrument's interest expense. The Company had positive cash flow from operations for all periods presented.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Fiscal Year

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1994, 1995 and 1996 are for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively.

  Revenue Recognition


     Generally, the Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Revenues and profits on contracts which due to their complexity extend over multiple quarterly reporting periods are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $14,884,000 in 1994, $17,523,000 in 1995 and $18,611,000 in 1996. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers upon the attainment of certain milestones in each contract. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

  Stock-based Compensation Plans

     The Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 2). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

  Income Taxes


     The Company, Thermo Instrument and Thermo Electron entered into a tax allocation agreement under which the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Upon completion of the proposed initial public offering, Thermo Instrument's ownership of the Company will drop below 80% and the Company will be required to file its own federal income tax return.


     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  Earnings per Share


     Pursuant to certain Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods represent the 5,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company, and in 1996 the effect of shares sold through a private placement, as well as the effect of the assumed issuance of private placement shares and the assumed exercise of stock options issued within one year prior to the Company's proposed initial public offering in all periods.


  Cash and Cash Equivalents

     Prior to its incorporation, the cash receipts and disbursements of the Company's domestic operations were combined with other Thermo Instrument corporate cash transactions and balances. Therefore, cash of the Company's domestic operations through November 1996 is not included in the accompanying balance sheet.

     As of December 28, 1996, $15,672,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents of $978,000 and $4,443,000 at year-end 1995 and 1996, respectively, at the Company's foreign operations were invested in interest-bearing accounts. Cash and cash equivalents are carried at cost, which approximates market value.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Inventories

     Inventories are stated at the lower of cost (on a weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                                     1995       1996
                                                                    ------     ------
                                                                     (IN THOUSANDS)
          Raw material and supplies..............................   $3,289     $4,207
          Work in process........................................    2,045      1,230
          Finished goods.........................................      342        910
                                                                    ------     ------
                                                                    $5,676     $6,347
                                                                    ======     ======

  Property, Plant and Equipment

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following:

                                                                   1995       1996
                                                                  -------    -------
                                                                    (IN THOUSANDS)
          Land.................................................   $ 2,011    $ 1,861
          Buildings............................................     9,286      8,594
          Machinery, equipment and leasehold improvements......     5,108      5,501
                                                                  -------    -------
                                                                   16,405     15,956
          Less: Accumulated depreciation and amortization......     2,878      3,856
                                                                  -------    -------
                                                                  $13,527    $12,100
                                                                  =======    =======

  Other Assets

     Other assets in the accompanying balance sheet consists primarily of acquired technology and the cost of acquired patents that are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 20 years. Accumulated amortization was $705,000 and $925,000 at year-end 1995 and 1996, respectively.

  Cost in Excess of Net Assets of Acquired Companies

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $1,196,000 and $1,627,000 at year-end 1995 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  Foreign Currency

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term obligation, accounts payable, due to parent company and affiliated companies and long-term obligation. The Company's long-term obligation bears interest at a variable market rate and therefore, the carrying amount approximates fair value (Note 6). The carrying amounts of the Company's remaining financial instruments approximate fair value due to their short-term nature.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  Interim Financial Statements



     The financial statements as of March 29, 1997 and for the three-month periods ended March 30, 1996 and March 29, 1997, are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the three-month period ended March 29, 1997 are not necessarily indicative of the results to be expected for the entire year.


2.  EMPLOYEE BENEFIT PLANS

  Stock-based Compensation Plans

  Stock Option Plans

     In November 1996, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the "Board Committee"), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted generally vest and become immediately exercisable on the ninth anniversary of the grant date, unless the Company's common stock becomes publicly traded prior to such date. In such an event, options become exercisable 90 days after the Company becomes subject to the Securities Exchange Act of 1934, but will be subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally will be deemed to have lapsed ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. As of March 31, 1997, no options have been granted under this plan. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Employee Stock Purchase Program

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

  401(k) Savings Plan

     Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense $175,000, $178,000, and $176,000 in fiscal 1994, 1995 and 1996, respectively.

  Defined Benefit Pension Plans

     The Company's German subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten.

     Net periodic pension costs included the following components:

                                                                    1994       1995       1996
                                                                    ----       ----       ----
                                                                          (IN THOUSANDS)
Service cost.....................................................   $169       $168       $186
Interest cost on projected benefit obligation....................    230        257        293
Amortization of unrecognized obligation..........................     --        (13)        --
                                                                    ----       ----       ----
                                                                    $399       $412       $479
                                                                    ====       ====       ====

     The funded status of the Company's defined benefit pension plan is as follows:

                                                                             1995       1996
                                                                            ------     ------
                                                                             (IN THOUSANDS)
Actuarial present value of benefit obligations:
     Vested benefits.....................................................   $3,323     $3,093
     Non-vested benefits.................................................      114         77
                                                                            ------     ------
          Accumulated benefit obligation.................................    3,437      3,170
Effect of projected future salary increases..............................    1,016        307
                                                                            ------     ------
Projected benefit obligation.............................................    4,453      3,477
Plan assets at fair value................................................       --         --
                                                                            ------     ------
Plan assets less than projected benefit obligation.......................    4,453      3,477
Unrecognized net gain....................................................       83      1,275
                                                                            ------     ------
                                                                            $4,536     $4,752
                                                                            ======     ======

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Actuarial assumptions used to determine the net periodic pension costs during 1994, 1995 and 1996 were:

                                                                  1994        1995        1996
                                                                  ----        ----        ----
Discount rate..................................................   7.0%        6.7%        6.5%
Rate of increase in salary levels..............................   3.5%        3.6%        1.5%

     In addition, the Company's United Kingdom subsidiary participates in a multi-employer defined benefit pension plan covering substantially all of its full-time employees. The Company contributed to the plan and charged to expense $80,000, $119,000 and $134,000 in 1994, 1995 and 1996, respectively.

3.  COMMON STOCK


     In December 1996, the Company issued 967,833 shares of its common stock in a private placement at $15.00 per share, for net proceeds of $13,528,000.



     At December 28, 1996, the Company had reserved 300,000 unissued shares of its common stock for possible issuance under stock-based compensation plans.


4.  INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                                                1994         1995         1996
                                                               ------       ------       ------
                                                                        (IN THOUSANDS)
Domestic....................................................   $  763       $2,845       $4,583
Foreign.....................................................    2,493        2,075        1,823
                                                               ------       ------       ------
                                                               $3,256       $4,920       $6,406
                                                               ======       ======       ======

     The components of the provision for income taxes are as follows:

                                                                1994         1995         1996
                                                               ------       ------       ------
                                                                        (IN THOUSANDS)
Currently payable (receivable):
     Federal................................................   $  (16)      $1,209       $1,864
     State..................................................       18          226          363
     Foreign................................................      250          276          265
                                                               ------       ------       ------
                                                                  252        1,711        2,492
                                                               ------       ------       ------
Deferred (prepaid), net:
     Federal................................................      359         (165)        (273)
     State..................................................       53          (24)         (40)
     Foreign................................................      825          546          382
                                                               ------       ------       ------
                                                                1,237          357           69
                                                               ------       ------       ------
                                                               $1,489       $2,068       $2,561
                                                               ======       ======       ======

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

                                                                1994         1995         1996
                                                               ------       ------       ------
                                                                        (IN THOUSANDS)
Provision for income taxes at statutory rate................   $1,107       $1,673       $2,178
Increases (decreases) resulting from:
     State income taxes, net of federal tax.................       47          133          213
     Foreign tax rate and tax law differential..............      227          117           27
     Tax benefit of foreign sales corporation...............      (36)        (113)        (140)
     Amortization of cost in excess of net assets of
       acquired companies...................................      111          111          111
     Other..................................................       33          147          172
                                                               ------       ------       ------
                                                               $1,489       $2,068       $2,561
                                                               ======       ======       ======

     Prepaid income taxes in the accompanying balance sheet consist of the following:

                                                                            1995       1996
                                                                           ------     ------
                                                                            (IN THOUSANDS)
Prepaid income taxes:
     Reserves and accruals...............................................  $  756     $  577
     Inventory basis difference..........................................     197        307
     Accrued compensation................................................     105        105
                                                                           ------       ----
                                                                           $1,058     $  989
                                                                           ======       ====

     A provision has not been made for U.S. or additional foreign taxes on $6.7 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  RELATED PARTY TRANSACTIONS

  Corporate Services Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.25% and 1.20% of the Company's revenues in 1994 and 1995, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $483,000, $552,000 and $520,000 in 1994, 1995 and 1996, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

  Due to parent company and affiliated companies


     The Company has borrowed funds from a wholly owned subsidiary of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument, pursuant to certain promissory notes. The Company had $1,388,000 and $1,928,000 outstanding under the promissory notes at year-end 1995 and 1996, respectively. The notes bear interest at a variable rate. The interest rate for the notes outstanding at year-end 1995 and 1996 was 4.6% and 3.8%, respectively. The notes were repaid in February 1997. In addition, the Company had $3,617,000 and $2,611,000 of noninterest-bearing advances from Thermo Instrument and affiliated companies at year-end 1995 and 1996, respectively, which are due on demand.


     In December 1996, the Company borrowed $2,778,000 pursuant to a noninterest-bearing advance from a wholly owned subsidiary of Thermo Instrument, which was repaid on January 15, 1997.

  Other Related Party Services

     The Company leases office and manufacturing space in Germany to a wholly owned subsidiary of Thermo Instrument pursuant to an arrangement whereby the Company charges the Thermo Instrument subsidiary its allocated share of the occupancy expenses of the Company's German facility, based on space utilized. Pursuant to this arrangement, the Company recorded $302,000, $367,000 and $368,000 in 1994, 1995 and 1996, respectively, as a reduction in selling, general and administrative expenses in the accompanying statement of income.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  SHORT- AND LONG-TERM OBLIGATIONS

Short-term Obligations

     Notes payable and current maturities of long-term obligation in the accompanying balance sheet includes $13,523,000 and $10,813,000 at year-end 1995 and 1996, respectively, of amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings at year-end 1995 and 1996 was 5.0% and 4.1%, respectively. Unused lines of credit aggregated $7,794,000 at December 28, 1996. As of December 28, 1996, $1,400,000 of the total lines of credit are secured by property at the Company's German subsidiary and the remainder is guaranteed by Thermo Electron.

Long-term Obligation

     In October 1994, the Company's German subsidiary borrowed 11,500,000 German deutsche marks pursuant to a promissory note, payable in monthly installments of 99,200 German deutsche marks with a final payment in October 2004. The balance outstanding was $7,297,000 and $5,988,000 at year-end 1995 and 1996, respectively. The loan is secured by property at the Company's German subsidiary with a net book value of $9,746,000 at year-end 1996. The note bears interest at a variable rate, which was 4.7% and 3.75% at year-end 1995 and 1996, respectively.

     The annual repayment requirements of the long-term obligation as of December 28, 1996, are $765,000 in each year from 1997 through 2001 and $2,163,000 in 2002 and thereafter.

7.  COMMITMENTS

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statements of income includes expenses from operating leases of $601,000, $650,000 and $632,000 in 1994, 1995 and 1996, respectively. Future minimum payments due under noncancelable operating leases at December 28, 1996, are $622,000 in 1997; $534,000 in each year from 1998 through 2000; $513,000 in 2001; and $1,345,000 in 2002 and thereafter. Total future minimum lease payments are $4,082,000.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  CONCENTRATION OF RISK AND GEOGRAPHICAL INFORMATION


     Various components of the Company's products are supplied by sole-source vendors. The Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and has identified alternate suppliers. However, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.


     The following table shows data for the Company by geographical area.

                                                               1994         1995         1996
                                                              -------      -------      -------
                                                                       (IN THOUSANDS)
Revenues:
     United States.........................................   $16,004      $19,492      $22,875
     Germany...............................................    15,899       18,205       18,279
     United Kingdom........................................     5,336        7,190        8,679
     France................................................     1,677        1,974        2,385
     Transfers between geographical areas(a)...............      (304)        (829)        (171)
                                                              -------      -------      -------
                                                              $38,612      $46,032      $52,047
                                                              =======      =======      =======
Income before provision for income taxes:
     United States.........................................   $ 1,223      $ 3,397      $ 5,084
     Germany...............................................     2,297        1,653          593
     United Kingdom........................................       588        1,192        1,485
     France................................................       315          356          467
     Corporate and eliminations(b).........................      (483)        (553)        (528)
                                                              -------      -------      -------
     Total operating income................................     3,940        6,045        7,101
     Interest expense, net.................................      (684)      (1,125)        (695)
                                                              -------      -------      -------
     Income before provision for income taxes..............   $ 3,256      $ 4,920      $ 6,406
                                                              =======      =======      =======
Identifiable assets:
     United States.........................................   $23,267      $23,313      $19,571
     Germany...............................................    21,534       25,027       24,496
     United Kingdom........................................     3,440        3,748        5,176
     France................................................     1,020        1,886        1,745
     Corporate(c)..........................................     --           --          15,778
                                                              -------      -------      -------
                                                              $49,261      $53,974      $66,766
                                                              =======      =======      =======
Export revenues included in United States revenues
  above(d):
     Asia..................................................   $ 5,795      $ 3,528      $ 7,328
     Other.................................................     3,621        7,070        6,091
                                                              -------      -------      -------
                                                              $ 9,416      $10,598      $13,419
                                                              =======      =======      =======

---------------

(a) Transfers between geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Primarily general and administrative expenses.
(c) Primarily cash and cash equivalents.
(d) In general, export sales are denominated in U.S. dollars.

                          METRIKA SYSTEMS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  SUBSEQUENT EVENT

  Acquisition


     On December 31, 1996, the Company acquired the assets, subject to certain liabilities, of the Autometrics division of Svedala Industries Inc. ("Autometrics"), for $1,347,000 in cash. Autometrics is a manufacturer and marketer of on-line analysis instruments for the minerals processing industry.



     The acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from its date of acquisition. The cost of the acquisition exceeded the estimated fair value of the acquired net assets by $400,000, which is being amortized over 40 years. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase price allocation. To date no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different than the preliminary estimate.



     Based on unaudited data, the following table presents selected financial information for the Company and Autometrics on a pro forma basis, assuming the Companies had been combined since the beginning of 1996. Pro forma data is not presented for the three months ended March 29, 1997 since the results of the Company and Autometrics were combined for substantially the entire period.



                                                          THREE MONTHS ENDED
                                                            MARCH 30, 1996
                                                          -------------------
                                                            (IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                               AMOUNTS)
Revenues..............................................          $12,074
Net income............................................              206
Earnings per share....................................              .04



  Stock-based Compensation Plans



     In May 1997, the Board Committee granted options to purchase 298,000 shares of the Company's common stock at $15.00 per share, which was the fair market value on the date of grant.



  Stock Split



     In May 1997, the Company declared and effected a one-for-two reverse stock split. All share and per share information has been restated to reflect the stock split.

                  ARTWORK DESCRIPTIONS FOR INSIDE BACK COVER


Photo 3 -- Photo of the Company's Coal Analyzer in the field. The Coal Analyzer sits in an open field two stories high and is supported and surrounded by scaffolding with walkways for access to the analyzer. On the right of the Coal Analyzer, a covered conveyor belt is shown bringing coal to the top of the analyzer and a second conveyor belt is shown taking the analyzed coal away from the bottom of the analyzer.

[CAPTION]

The Company's On-line Coal Analyzer uses neutron interrogation to determine the sulfur and ash concentration of the coal, and can analyze streams of coal at a rate of up to four hundred tons per hour. Customers then use this data to blend and sort coal to improve its quality and to optimize combustion processes.


Photo 4 -- Photo of the Company's Cross Belt Analyzer in a cement plant. The Company's Cross Belt Analyzer sits on a platform in a corrugated metal building, which also supports a conveyor belt transporting raw material through the Cross Belt Analyzer. Scaffolding and walkways surround the analyzer for access to it.

[CAPTION]

The Company's Cross Belt Analyzer ("CBA") is currently used primarily by the cement industry to analyze the composition of raw materials. The CBA analyzes materials at rates in excess of 1,000 tons per hour, and can incorporate high-speed proprietary software which allows the customer to automatically control and optimize production processes.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                         ------------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
The Company...........................   10
Use of Proceeds.......................   10
Dividend Policy.......................   10
Capitalization........................   11
Dilution..............................   12
Selected Financial Information........   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   19
Relationship with Thermo Electron and
  Thermo Instrument...................   29
Management............................   33
Security Ownership of Certain
  Beneficial Owners and Management....   38
Description of Capital Stock..........   40
Shares Eligible for Future Sale.......   40
Underwriting..........................   42
Legal Opinions........................   43
Experts...............................   43
Additional Information................   44
Reports to Security Holders...........   44
Index to Consolidated Financial
  Statements..........................  F-1


                         ------------------------------
UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


2,000,000 SHARES






METRIKA SYSTEMS
CORPORATION





COMMON STOCK
($.01 PAR VALUE)





SALOMON BROTHERS INC

LEHMAN BROTHERS

SMITH BARNEY INC.

CAZENOVE & CO.





PROSPECTUS
DATED             , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission (the "Commission") registration fee, the NASD filing fee and the American Stock Exchange listing fee.


    Securities and Exchange Commission registration fee......................  $ 15,473
    NASD filing..............................................................     4,433
    American Stock Exchange listing fee......................................    45,000
    Legal fees and expenses..................................................   150,000
    Accounting fees and expenses.............................................   270,000
    Blue Sky fees and expenses (including legal fees)........................    10,000
    Printing and engraving expenses..........................................   120,000
    Transfer agent fees......................................................     5,000
    Miscellaneous............................................................    80,094
                                                                               --------
              Total..........................................................  $700,000
                                                                               ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and the Registrant's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Registrant and to its stockholders and provide for indemnification of the Registrant's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Registrant also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law. Reference is made to the Registrant's Certificate of Incorporation, By-Laws and form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibits 3.1, 3.2 and 10.12 hereto, respectively.

     Thermo Electron has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Registrant, against certain liabilities which might be incurred in connection with the performance of their duties.

     Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     On November 26, 1996, the Registrant issued 5,000,000 shares of Common Stock (adjusted to reflect a one-for-two reverse stock split effected in May
1997) to Thermo Instrument System Inc. in exchange for the assets, liabilities and business of its Gamma-Metrics subsidiary and Radiometrie division at the time of the incorporation of the Registrant. Exemption from registration of this transaction is claimed under Section 4(2) of the Securities Act.



     On December 16, 1996 the Registrant sold an aggregate of 833,333 shares of Common Stock to accredited investors for an aggregate purchase price of $12,500,000, pursuant to Regulation D of the Commission promulgated under the Securities Act. On December 27, 1996, the Registrant sold an aggregate of 134,500 shares of Common Stock to accredited investors for an aggregate purchase price of $2,017,500 pursuant to Regulation D of the Commission promulgated under the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

     (b) FINANCIAL STATEMENT SCHEDULES

     Financial Statement Schedules as of December 28, 1996 and the Report of Independent Accountants on such schedules are included in this Registration Statement. All other schedules are omitted because they are not applicable or are not required under Regulation S-X.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 27th day of May, 1997.


                                          METRIKA SYSTEMS CORPORATION

                                          By: /s/ DENIS A. HELM
                                              -------------------------------
                                              Denis A. Helm,
                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----

               DENIS A. HELM*                    Chief Executive Officer &        May 27, 1997
---------------------------------------------      Director
                Denis A. Helm

            JOHN N. HATSOPOULOS*                 Vice President, Chief            May 27, 1997
---------------------------------------------      Financial Officer &
             John N. Hatsopoulos                   Director

              PAUL F. KELLEHER*                  Chief Accounting Officer         May 27, 1997
---------------------------------------------
              Paul F. Kelleher

               ARVIN H. SMITH*                   Director                         May 27, 1997
---------------------------------------------
               Arvin H. Smith

               EARL R. LEWIS*                    Director                         May 27, 1997
---------------------------------------------
                Earl R. Lewis

               JOHN T. KEISER*                   Director                         May 27, 1997
---------------------------------------------
               John T. Keiser

                                                 Director                         May 27, 1997
---------------------------------------------
             Willard R. Becraft



     * The undersigned Sandra L. Lambert, by signing her name hereto, does hereby execute this Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney by such persons and filed with the Securities and Exchange Commission.


                                                /s/ SANDRA L. LAMBERT
                                                ------------------------------
                                                Sandra L. Lambert
                                                Attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Metrika Systems Corporation:


     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Metrika Systems Corporation included in Metrika Systems Corporation's Form S-1 and have issued our report thereon dated March 31, 1997 (except with respect to certain matters discussed in Note 9, as to which the date is May 27, 1997). Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Metrika Systems Corporation's schedule of Valuation and Qualifying Accounts, included in Schedule II on page S-2, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 31, 1997

                                                                     SCHEDULE II

                          METRIKA SYSTEMS CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                        BALANCE AT    PROVISION                                BALANCE
                                        BEGINNING      CHARGED       ACCOUNTS     TRANSLATION  AT END OF
                                         OF YEAR     TO EXPENSE    WRITTEN-OFF    ADJUSTMENT    YEAR
                                        ----------   -----------   ------------   --------   -----------
Allowance for Doubtful Accounts for
  the Fiscal Year Ended:
     1994.............................     $229         $  26          $ --         $  3        $ 258
     1995.............................     $258         $ 225          $(11)        $  6        $ 478
     1996.............................     $478         $  --          $(36)        $ (2)       $ 440

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT                                PAGE
------                           ----------------------                                ----
 1       Form of Underwriting Agreement

 3.1     Certificate of Incorporation, as amended, of the Registrant

 3.2*    By-Laws of the Registrant

 4       Specimen Common Stock Certificate

 5       Opinion of Seth H. Hoogasian with respect to the validity of the securities being offered

10.1*    Corporate Services Agreement dated as of November 26, 1996, between Thermo
         Electron Corporation ("Thermo Electron") and the Registrant

10.2*    Thermo Electron Corporate Charter, as amended and restated effective January
         3, 1993 (filed as Exhibit 10.1 to Thermo Electron's Annual Report on Form 10-K
         for the fiscal year ended January 3, 1993 [File No. 1-8002] and incorporated herein by reference)

10.3*    Tax Allocation Agreement dated as of November 26, 1996 between Thermo Electorn
         Inc. and the Registrant

10.4*    Master Repurchase Agreement dated as of November 26, 1996 between Thermo
         Electron and the Registrant

10.5*    Master Guarantee Reimbursement Agreement dated as of November 26, 1996 between
         Thermo Electron and the Registrant

10.6*    Master Guarantee Reimbursement Agreement dated as of November 26, 1996 between
         Thermo Instrument and the Registrant

10.7*    Deferred Compensation Plan for Directors of the Registrant

10.8*    Indemnification Agreement dated as of November 26, 1996 between Thermo
         Instrument and the Registrant

10.9*    Letter Agreement dated as of December 4, 1996 between Thermo Instrument and the Registrant

10.10*   Indemnification Agreement dated as of December 4, 1996 between Thermo
         Instrument and the Registrant

10.11*   Triple Net Lease Agreement dated January 1, 1995 between Gamma-Metrics, as lessee and Radnor/Collins/Sorrento Partnership as lessor, for property located at 5788 Pacific Center Boulevard, San Diego, California.

10.12*   Form of Indemnification Agreement for Officers and Directors

10.13    Promissory Notes dated as of June 26, 1995, October 1, 1995, December 1, 1995 and December 1, 1996 in the aggregate principal amount of DM3,000,000 issued by Thermo Instrument Systems GmbH, a wholly owned subsidary of the Registrant to Nicolet Instrument GmbH, a wholly owned subsidiary of Thermo Optek
         Corporation.

10.14*   Equity Incentive Plan of the Registrant

10.15    Lease Agreement dated as of October 1, 1993 between Thermo Instrument Systems
         GmbH (the Registrant's subsidiary), as lessor, and ESM Eberline Instruments
         Strahlen und Umweltmesstechnik GmbH, as lessee.

         In addition to the stock-based compensation plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of the Registrant's parent companies, Thermo Electron and
         Thermo Instrument, for services rendered to the Registrant or to such affiliated corporations. Thermo Electron's plans were filed as Exhibits 10.23 through 10.45 to the Annual Report on Form 10-K of Thermo Electron for the
         fiscal year ended December 28, 1996 [File No. 1-8002] and Thermo Instrument's
         plans were filed as Exhibits 10.18 through 10.27 to the Annual Report on Form
         10-K of Thermo Instrument for the fiscal year ended December 28, 1996 [File
         No. 1-9786], and are incorporated herein by reference.

EXHIBIT
NUMBER                  DESCRIPTION OF EXHIBIT                              PAGE
------                  ----------------------                              -----
11       Statement Re: Computation of Earnings per Share

21       Subsidiaries of the Registrant

23.1     Consent of Arthur Andersen LLP

23.2     Consent of Seth H. Hoogasian, Esq. (included in Exhibit 5)

24*      Power of Attorney

27       Financial Data Schedule


---------------

* Previously filed.